As filed with the Securities and Exchange Commission on July 28, 2006
Registration No. 333-133431

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GOODRICH PETROLEUM CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	76-0466193
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)
808 Travis Street, Suite 1320
Houston, Texas 77002
(713) 780-9494
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
David R. Looney
808 Travis Street, Suite 1320
Houston, Texas 77002
(713) 780-9494
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:
James M. Prince
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2300
Houston, Texas 77002-6760
(713) 758-2222
(713) 615-5962 (Fax)
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 28, 2006
Prospectus
2,250,000 Shares
5.375% Series B Cumulative Convertible Preferred Stock
(Liquidation Preference $50 per Share)
and
Common Stock
(Par Value $.20 per share)
     This prospectus relates to the offering for resale of Goodrich Petroleum Corporation’s 5.375% Series B Cumulative Convertible Preferred Stock (liquidation preference $50 per share) (the “Series B Preferred Stock”) and the shares of our common stock, par value $0.20 per share (the “Common Stock”), issuable upon conversion of the Series B Preferred Stock. In this prospectus, unless otherwise indicated the terms “Goodrich”, “we”, or “us” will each refer to Goodrich Petroleum Corporation and its subsidiaries. The Series B Preferred Stock was offered to qualified institutional buyers in reliance on Rule 144A and to certain persons in offshore transactions in reliance on Regulation S, in transactions exempt from, or not subject to, the registration requirements of the Securities Act, through the initial purchasers, Bear, Stearns & Co. Inc. and BNP Paribas Securities Corp. This prospectus will be used by selling securityholders to resell their shares of our Series B Preferred Stock and shares of our Common Stock issuable upon conversion of their Series B Preferred Stock. We will not receive any proceeds from sales by the selling securityholders.
     We are a Delaware corporation. Our principal offices are located at 808 Travis Street, Suite 1320, Houston, Texas 77002, and our telephone number is (713) 780-9494.
Convertibility of the Series B Preferred Stock:
     Holders may, at their option, convert their shares of Series B Preferred Stock into our Common Stock at any time during the life of the security. The conversion rate is currently 1.5946 shares of Common Stock per share of Series B Preferred Stock, which is equivalent to a conversion price of approximately $31.36 per share of Common Stock. Upon conversion of the Series B Preferred Stock (pursuant to a voluntary conversion or the Company Conversion Option (as described herein)), we may choose to deliver the conversion value, as defined in this prospectus, to holders in cash, shares of our Common Stock, or a combination of cash and shares of our Common Stock. If a fundamental change (as defined in this prospectus) occurs, holders may require us in specified circumstances to repurchase all or part of their shares of Series B Preferred Stock. In addition, upon the occurrence of a fundamental change or specified corporate events, we will under certain circumstances increase the conversion rate by a number of additional shares of Common Stock. The Common Stock currently trades on the New York Stock Exchange under the symbol “GDP.” The closing price of the Common Stock on the New York Stock Exchange was $33.40 per share on July 27, 2006.
Mandatory Conversion of the Series B Preferred Stock at Our Option:
     On or after December 21, 2010, we may, at our option, cause the Series B Preferred Stock to be automatically converted into that number of shares of Common Stock that are issuable at the then-prevailing conversion rate. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on the trading day prior to our announcement of our exercise of the option, the closing price of our Common Stock equals or exceeds 130% of the then-prevailing conversion price of the Series B Preferred Stock.
     Investing in our Series B Preferred Stock or Common Stock involves risks. Please read carefully the section entitled “Risk Factors” beginning on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
, 2006

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.
ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”
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PROSPECTUS SUMMARY
     This summary may not contain all the information that may be important to you. You should read this entire prospectus and the documents to which we have referred you before making an investment decision. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information which involves risks and uncertainties. See “Forward-Looking Statements.”
Goodrich Petroleum Corporation
     We are an independent oil and gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties primarily in the Cotton Valley Trend of East Texas and Northwest Louisiana and in the transition zone of South Louisiana.
     Our principal executive offices are located at 808 Travis Street, Suite 1320, Houston, Texas 77002, and our telephone number at this location is (713) 780-9494. We also have an office in Shreveport, Louisiana. Our common stock is listed on the New York Stock Exchange under the symbol “GDP.”

The Offering
     On December 21, 2005, we sold 1,650,000 shares of our 5.375% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”). On January 23, 2006, we sold an additional 600,000 shares of the Series B Preferred Stock to the initial purchasers following the exercise of the initial purchasers’ option to purchase additional shares. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, for the benefit of the holders of the Series B Preferred Stock, to file a shelf registration statement with the SEC by April 20, 2006 with respect to resales of the Series B Preferred Stock and shares of our common stock, par value $0.20 per share (the “Common Stock”) issued upon the conversion thereof. We have complied with those deadlines. We also agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act by August 18, 2006. We also agreed to keep the shelf registration statement effective until December 21, 2007 or such earlier date as the Series B Preferred Stock and Common Stock issued upon the conversion thereof have been sold pursuant to the shelf registration statement.

Securities Offered	Up to 2,250,000 shares of our Series B Preferred Stock.

Dividends	Holders of our Series B Preferred Stock are entitled to receive, when and if declared by our board of directors, cumulative cash dividends on the Series B Preferred Stock at a rate of 5.375% of the $50 liquidation preference per year (equivalent to $2.6875 per year per share). Dividends on the Series B Preferred Stock will be payable quarterly in arrears on each March 15, June 15, September 15, and December 15 of each year or, if not a business day, the next succeeding business day. We made our initial dividend payment on the Series B Preferred Stock on March 15, 2006. Dividends may be increased under certain circumstances as described below.

Step-Up in Dividends as a
Result of
Failure to Pay Dividends	If we fail to pay dividends on the shares of our Series B Preferred Stock on six dividend payment dates (whether consecutive or not), then the dividend rate per annum will increase by an additional 1.0% on and after the day after such sixth dividend payment date, until we have paid all dividends on the shares of our Series B Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full. Any further failure to pay dividends would cause the dividend rate to increase again by the additional 1.0% until we have again paid all dividends for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full.

Step-Up in Dividends as a
Result of
Specified Corporate Events	Upon the occurrence of specified corporate events described in this prospectus, the dividend rate per annum will increase by an additional 3.0% for every quarter in which the closing price of our Common Stock is below $26.13 for 20 trading days within the period of 30 consecutive trading days ending 15 trading days prior to the quarterly record date for the quarter.

Liquidation Preference	$50 per share of Series B Preferred Stock, plus accumulated and unpaid dividends.

Ranking	Our Series B Preferred Stock ranks, with respect to dividend rights or rights upon our liquidation, winding up or dissolution:
•	senior to (i) all of our Common Stock and (ii) each class of capital stock or series of preferred stock established after December 21, 2005 (which we refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with our Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Junior Stock”);

•	on a parity in all respects with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with our Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to our Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (we refer to the stock described in this bullet point as the “Senior Stock”).

Redemption	Our Series B Preferred Stock is not redeemable by us.

Conversion Rights	Our Series B Preferred Stock may be converted by the holder, at its option, into our shares of Common Stock, currently at a conversion rate of 1.5946 shares of Common Stock per $50 liquidation preference, which is equivalent to a conversion price of approximately $31.36 per share of Common Stock (subject to adjustment in specified events).

Company Conversion Option	On or after December 21, 2010, we may, at our option, cause the Series B Preferred Stock to be automatically converted into that number of shares of Common Stock that are issuable at the then-prevailing conversion rate. We may exercise our conversion right only if, for twenty (20) trading days within any period of thirty (30) consecutive trading days ending on the trading day prior to our announcement of our exercise of the option, the closing price of our Common Stock equals or exceeds 130% of the then-prevailing conversion price of our Series B Preferred Stock.

Settlement	Upon conversion, pursuant to a voluntary conversion or the Company Conversion Option, we may choose to deliver the conversion value to investors in cash (subject to the existence of legally available funds), shares of our Common Stock, or a combination of cash and shares of our Common Stock.

We can elect at any time to obligate ourselves to satisfy solely in cash the portion of the conversion value that is equal to 100% of the liquidation preference amount of the Series B Preferred Stock, with any remaining amount of the conversion value to be satisfied in cash, shares of Common Stock or a combination of cash and shares of Common Stock. If we elect to do so, we will notify holders at any time that we intend to settle in cash the portion of the conversion value that is equal to the liquidation preference amount of the Series B Preferred Stock (referred to as the “liquidation preference conversion settlement election”). This notification, once provided to holders, will be irrevocable and will apply to future conversions of the Series B Preferred Stock.

Payment of Dividends Upon
Conversion	Upon any conversion at a holder’s option, the holder will not receive any cash payment representing accumulated and unpaid dividends on the Series B Preferred Stock, whether or not in arrears, except in limited circumstances. Upon the exercise of the Company Conversion Option, however, the holder will receive a cash payment for all accumulated and unpaid dividends.

Conversion Rate Adjustments	The conversion rate is subject to adjustment upon the occurrence of specified events described in “Description of Series B Preferred Stock — Conversion Rate Adjustments,” including if we distribute in any quarter to all or substantially all holders of our Common Stock, any cash, including quarterly cash dividends.

If a holder elects to convert its Series B Preferred Stock in connection with a fundamental change, as described in “Description of Series B Preferred Stock — Conversion Rate Adjustments — Adjustment to Conversion Rate Upon a Fundamental Change,” that occurs on or prior to December 15, 2015, we will, in specified circumstances, increase the conversion rate by a number of additional shares of Common Stock upon conversion.

In addition, in the event of a specified corporate event, as described in “Description of Series B Preferred Stock — Conversion Rate Adjustments — Adjustment to Conversion Rate Upon Specified Corporate Events,” we will in specified circumstances increase the conversion rate for the Series B Preferred Stock by a number of additional shares of Common Stock, regardless of a holder’s conversion decision, and in addition to any step-up in the per annum dividend rate, as described above under “Step-Up in Dividends as a Result of Specified Corporate Events.”

Fundamental Change	Upon the occurrence of a fundamental change, a holder may require us to purchase for cash (subject to legally available funds) all or part of its Series B Preferred Stock at a price equal to 100% of the liquidation preference plus accumulated and unpaid dividends, if any, up to, but not including, the fundamental change purchase date.

Voting Rights	Except as required by Delaware law, our restated certificate of incorporation and the certificate of designation for our Series B Preferred Stock, holders of our Series B Preferred Stock will have no voting rights unless dividends payable on our Series B Preferred Stock are in arrears for six or more quarterly periods. In that event, the holders of our Series B Preferred Stock, voting as a single class with the shares of any other class or series of preferred stock or preference securities having similar voting rights, will be entitled at the next regular or special meeting of our stockholders to elect two directors, and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until the dividend arrearage on our Series B Preferred Stock has been paid in full. The affirmative consent of holders of at least 66 2/3% of the outstanding shares of our Series B Preferred Stock will be required for the issuance of Senior Stock and for amendments to our restated certificate of incorporation that would materially adversely affect any right, preference, privilege or voting power of our Series B Preferred Stock.

Common Stock	Our Common Stock is listed for trading on the NYSE under the symbol “GDP.”
     For additional information regarding the terms of our Series B Preferred Stock, please read "Description of Series B Preferred Stock" beginning on page 16 of this prospectus.

Risk Factors
     An investment in the Series B Preferred Stock involves certain risks that a potential investor should carefully evaluate prior to making an investment in the Series B Preferred Stock. Please read “Risk Factors” beginning on page 6 of this prospectus.

RISK FACTORS
     In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to us, our Series B Preferred Stock and our Common Stock should be considered carefully before making an investment decision.
Risks Related to Our Business
     Our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of proved reserves. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve report. These differences may be material.
     The proved oil and gas reserve information incorporated by referenced in this prospectus are estimates. These estimates are based on reports prepared by independent reserve engineers and were calculated using oil and gas prices as of December 31, 2005. These prices will change and may be lower at the time of production than those prices that prevailed at the end of 2005. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:
•	historical production from the area compared with production from other similar producing areas;

•	the assumed effects of regulations by governmental agencies

•	assumptions concerning future oil and gas prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.
     Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:
•	the quantities of oil and gas that are ultimately recovered;

•	the production and operating costs incurred;

•	the amount and timing of future development expenditures; and

•	future oil and gas sales prices.
     Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material. The discounted future net cash flows included in the documents incorporated by reference to this prospectus should not be considered as the current market value of the estimated oil and gas reserves attributable to our properties. As required by the SEC, the standardized measure of discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:
•	the amount and timing of actual production;

•	supply and demand for oil and gas;

•	increases or decreases in consumption; and

•	changes in governmental regulations or taxation.
     In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, and which we use in calculation our present value of future net cash flows attributable to our proved oil and gas reserves before income tax, discounted at 10%, or PV10 Value, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.
     Natural gas and oil prices are volatile, and low prices have had in the past and could have in the future a material adverse impact on our business.
     Our success depends on the market prices of oil and natural gas. These market prices tend to fluctuate significantly in response to factors beyond our control. The prices we receive for our crude oil production are based on global market conditions. The general pace of global economic growth, the continued instability in the Middle East and other oil and gas producing regions, and actions of the Organization of Petroleum Exporting Countries and its maintenance of production constraints, as well as other economic, political, and environmental factors will continue to affect world supply and prices. Domestic natural gas prices fluctuate significantly in response to numerous factors including U.S. economic conditions, weather patterns, other factors affecting demand such as substitute fuels, the impact of drilling levels on crude oil and natural gas supply, and the environmental and access issues that limit future drilling activities for the industry.
     Average oil and natural gas prices increased substantially from 2002 to 2003, from 2003 to 2004 and during 2005. We expect that commodity prices will continue to fluctuate significantly in the future.
     Changes in commodity prices significantly affect our capital resources, liquidity and expected operating results. Price changes directly affect revenues and can indirectly impact expected production by changing the amount of funds available to us to reinvest in exploration and development activities. Reductions in oil and natural gas prices not only reduce revenues and profits, but could also reduce the quantities of reserves that are commercially recoverable. Significant declines in prices could result in non-cash charges to earnings due to impairment. We use derivative financial instruments to hedge a portion of our exposure to changing commodity prices and we have hedged a targeted portion of our anticipated production for 2006 through 2007.
     Our use of oil and gas price hedging contracts may limit future revenues from price increases and result in significant fluctuations in our net income.
     We use hedging transactions with respect to a portion of our oil and natural gas production to achieve more predictable cash flow and to reduce our exposure to price fluctuations. While the use of hedging transactions limits the downside risk of price declines, their use may also limit future revenues from price increases.
     Our results of operations may be negatively impacted by our financial derivative instruments and fixed price forward sales contracts in the future and these instruments may limit any benefit we would receive from increases in the prices for oil and natural gas. For the years ended December 31, 2005, 2004 and 2003, we realized a loss on settled financial derivatives of $18.0 million, $6.2 million and $2.9 million, respectively.
     For the year ended December 31, 2005, we recognized in earnings an unrealized loss on derivative instruments not qualifying for hedge accounting in the amount of $27.0 million. For financial reporting purposes, this unrealized loss was combined with a $10.7 million realized loss in 2005 resulting in a total unrealized and realized loss on derivative instruments not qualifying for hedge accounting in the amount of $37.7 million in 2005. In addition, we recognized in earnings an unrealized gain on derivative instruments in the amount of $2.3 million and $13.5 million for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively. This loss and gain, in each instance, was recognized because the natural gas hedges were deemed to be ineffective since the fourth quarter of 2004, and accordingly, the changes in fair value of such hedges could no longer be reflected in other comprehensive income, a component of stockholders’ equity. To the extent that the hedges are not deemed to be effective in the future, we will likewise be exposed to volatility in earnings resulting from changes in the fair value of our hedges.
     In addition, we believe that our control procedures over recording the fair value of all outstanding derivatives were not operating effectively at March 31, 2006 and that this deficiency in internal control over financial reporting at March 31, 2006 was a material weakness. This control deficiency could result in a misstatement to our annual or interim financial statements that would not be prevented or detected. Please read Part I, Item 4 of our Quarterly Report on Form 10-Q for the three-months ended March 31, 2006 for more information about this control deficiency.
     Delays in development or production curtailment affecting our material properties may adversely affect our financial position and results of operations.
     The size of our operations and our capital expenditure budget limits the number of wells that we can develop in any given year. Complications in the development of any single material well may result in a material adverse affect on our financial condition and results of operations. In addition, a relatively small number of wells contribute a substantial portion of our production. If we were to experience operational problems resulting in the curtailment of production in any of these wells, our total production levels would be adversely affected, which would have a material adverse affect on our financial condition and results of operations.
     Because our operations require significant capital expenditures, we may not have the funds available to replace reserves, maintain production or maintain interests in our properties.
     We must make a substantial amount of capital expenditures for the acquisition, exploration and development of oil and natural gas reserves. Historically, we have paid for these expenditures with cash from operating activities, proceeds from debt and equity financings and asset sales. Our revenues or cash flows could be reduced because of lower oil and natural gas prices or for other reasons. If our revenues or cash flows decrease, we may not have the funds available to replace reserves or maintain production at current levels. If this occurs, our production will decline over time. Other sources of financing may not be available to us if our cash flows from operations are not sufficient to fund our capital expenditure requirements. Where we are not the majority owner or operator of an oil and gas property, such as the Lafitte field, we may have no control over the timing or amount of capital expenditures associated with the particular property. If we cannot fund such capital expenditures, our interests in some properties may be reduced or forfeited.
     We may have difficulty financing our planned growth.
     We have experienced and expect to continue to experience substantial capital expenditure and working capital needs, particularly as a result of our drilling program. In the future, we expect that we will require additional financing, in addition to cash generated from operations, to fund planned growth. We cannot be certain that additional financing will be available on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.
     If we are not able to replace reserves, we may not be able to sustain production at present levels.
     Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves will decline over time. In addition, approximately 61% of our total estimated proved reserves by volume at December 31, 2005 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. We may not be able to successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.
     We may incur substantial impairment writedowns.
     If management’s estimates of the recoverable reserves on a property are revised downward or if oil and natural gas prices decline, it may be required to record additional non-cash impairment writedowns in the future, which would result in a negative impact to our financial position. We review our proved oil and gas properties for impairment on a depletable unit basis when circumstances suggest there is a need for such a review. To determine if a depletable unit is impaired, we compare the carrying value of the depletable unit to the undiscounted future net cash flows by applying management’s estimates of future oil and natural gas prices to the estimated future production of oil and gas reserves over the economic life of the property. Future net cash flows are based upon our independent reservoir engineers’ estimates of proved reserves. In addition, other factors such as probable and possible reserves are taken into consideration when justified by economic conditions. For each property determined to be impaired, we recognize an impairment loss equal to the difference between the estimated fair value and the carrying value of the property on a depletable unit basis.
     Fair value is estimated to be the present value of expected future net cash flows. Any impairment charge incurred is recorded in accumulated depreciation, depletion, impairment and amortization to reduce our recorded basis in the asset. Each part of this calculation is subject to a large degree of judgment, including the determination of the depletable units’ estimated reserves, future cash flows and fair value. For the years ended December 31, 2005, 2004 and 2003, we recorded impairments of $0.3 million, $0 and $0.3 million, respectively.

     Management’s assumptions used in calculating oil and gas reserves or regarding the future cash flows or fair value of our properties are subject to change in the future. Any change could cause impairment expense to be recorded, impacting our net income or loss and our basis in the related asset. Any change in reserves directly impacts our estimate of future cash flows from the property, as well as the property’s fair value. Additionally, as management’s views related to future prices change, the change will affect the estimate of future net cash flows and the fair value estimates. Changes in either of these amounts will directly impact the calculation of impairment.
     A majority of our production, revenue and cash flow from operating activities are derived from assets that are concentrated in a geographic area.
     Approximately 97% of our estimated proved reserves at December 31, 2005 and a similar percentage of our production during 2005 were associated with our Cotton Valley Trend and South Louisiana properties. Accordingly, if the level of production from these properties substantially declines, it could have a material adverse effect on our overall production level and our revenue.
     The oil and gas business involves many uncertainties, economic risks and operating risks that can prevent us from realizing profits and can cause substantial losses.
     Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire properties and to drill exploratory wells. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. This could result in a total loss of our investment in a particular property. If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs would be charged against earnings as impairments. In addition, the cost and timing of drilling, completing and operating wells is often uncertain.
     The nature of the oil and gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks. Any of these operating hazards could result in substantial losses to us. As a result, substantial liabilities to third parties or governmental entities may be incurred. The payment of these amounts could reduce or eliminate the funds available for exploration, development or acquisitions. These reductions in funds could result in a loss of our properties. Additionally, some of our oil and gas operations are located in areas that are subject to weather disturbances such as hurricanes. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practices, we maintain insurance against some, but not all, of such risks and losses. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our financial position and results of operations.
     Our debt instruments impose restrictions on us that may affect our ability to successfully operate our business.
     Our senior credit facility and our second lien term loan contain customary restrictions, including covenants limiting our ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates. We also are required to meet specified financial ratios under the terms of our credit facility and term loan. As of December 31, 2005, we were in compliance with all the financial covenants of our credit facility and term loan. These restrictions may make it difficult for us to successfully execute our business strategy or to compete in our industry with companies not similarly restricted.
     We may be unable to identify liabilities associated with the properties that we acquire or obtain protection from sellers against them.
     The acquisition of properties requires us to assess a number of factors, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well, platform or pipeline. We cannot necessarily observe structural and environmental problems, such as pipeline corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities that we created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations. The incurrence of an unexpected liability could have a material adverse effect on our financial position and results of operations.
     We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
     Development, production and sale of natural gas and oil in the U.S. are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:
•	discharge permits for drilling operations;

•	bonds for ownership, development and production of oil and gas properties;

•	reports concerning operations; and

•	taxation.
     In addition, our operations are subject to stringent federal, state and local environmental laws and regulations governing the discharge of materials into the environment and environmental protection. Governmental authorities enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or prohibiting some or all of our operations. There is inherent risk of incurring significant environmental costs and liabilities in our business. Joint and several strict liability may be incurred in connection with discharges or releases of petroleum hydrocarbons and wastes on, under or from our properties and from facilities where our wastes have been taken for disposal. Private parties affected by such discharges or releases may also have the right to pursue legal actions to enforce compliance as well as seek damages for personal injury or property damage. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly requirements could have a material adverse effect on our business.
     Competition in the oil and gas industry is intense, and we are smaller and have a more limited operating history than some of our competitors.
     We compete with major and independent oil and natural gas companies for property acquisitions. We also compete for the equipment and labor required to operate and to develop these properties. Some of our competitors have substantially greater financial and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for oil and natural gas properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire additional properties and develop new and existing properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.
     Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.
     Our success will depend on our ability to retain and attract experienced engineers, geoscientists and other professional staff. We depend to a large extent on the efforts, technical expertise and continued employment of these personnel and members of our management team. If a significant number of them resign or become unable to continue in their present role and if they are not adequately replaced, our business operations could be adversely affected.

     Some of our operations are exposed to the additional risk of tropical weather disturbances.
     Some of our production and reserves are located in South Louisiana. Operations in this area are subject to tropical weather disturbances. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production. For example, Hurricanes Katrina and Rita impacted our South Louisiana operations in the third quarter of 2005 causing the shut-in of our Burrwood/West Delta 83 and Lafitte fields in late August and the shut-in of our Second Bayou field in late September. We estimate that approximately 6,000 and 4,000 Mcfe per day of net production for the third and fourth quarters of 2005, respectively, was shut-in as a result of the hurricanes. Damage to our facilities due to the two hurricanes was substantially covered by insurance. In accordance with customary industry practices, we maintain insurance against some, but not all, of these risks. As of March 31, 2006, we have incurred costs associated with Hurricane Katrina of approximately $2.3 million in our Burrwood/West Delta 83 field, which are net of our share of insurance proceeds received and accrued to date, and our partners’ share of costs incurred to date. We anticipate that additional costs related to Hurricane Katrina are still to be incurred, although we do not believe the amount to be significant. Repairs caused by Hurricane Rita related to our Second Bayou field are substantially complete and we incurred net damage costs of approximately $0.2 million. We have recorded a loss of $0.2 million to date representing amounts incurred that will not ultimately be covered by insurance, of which an additional $20,000 was recorded in the first quarter of 2006.
     Losses could occur for uninsured risks or in amounts in excess of existing insurance coverage. We cannot assure you that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that any particular types of coverage will be available. An event that is not fully covered by insurance could have a material adverse effect on our financial position and results of operations.
     Terrorist attacks or similar hostilities may adversely impact our results of operations.
     The impact that future terrorist attacks or regional hostilities (particularly in the Middle East) may have on the energy industry in general, and on us in particular, is unknown. Uncertainty surrounding military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or indirect casualties of, an act of terror or war. Moreover, we have incurred additional costs since the terrorist attacks of September 11, 2001 to safeguard certain of our assets and we may be required to incur significant additional costs in the future.
Risks Relating to Our Series B Preferred Stock
     We may not be able to make cash payments with respect to our Series B Preferred Stock.
     Our two senior credit agreements permit us to pay quarterly dividends in cash on the Series B Preferred Stock, but they do not permit us to make any cash payment upon conversion or repurchase of the Series B Preferred Stock. Other financing agreements that we enter into in the future may limit our right to pay cash dividends on the Series B Preferred Stock as well as make cash payments upon conversion or repurchase of the Series B Preferred Stock. To the extent that any of our financing agreements prohibit our making a cash payment with respect to the Series B Preferred Stock, we will be unable to make that payment unless we can refinance amounts outstanding under the agreement.
     Under Delaware law, dividends on capital stock may be paid only from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay dividends on the Series B Preferred Stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Cash payments we may make upon repurchase or conversion of the Series B Preferred Stock would be generally subject to the same restrictions under Delaware law. Furthermore, even if adequate surplus is available to make any cash payment with respect to the Series B Preferred Stock, we may not have sufficient cash to make that payment.
     We may not be able to pay the repurchase price upon the occurrence of a fundamental change.
     Our ability to repurchase the Series B Preferred Stock upon the occurrence of a fundamental change is subject to important limitations. If a fundamental change were to occur, we may not have legally available funds under Delaware law to permit the repurchase. Additionally, we may not have sufficient funds, or be able to arrange financing, to pay the fundamental change purchase price for the shares of Series B Preferred Stock tendered by holders. In addition, we may in the future incur debt that has similar fundamental change provisions that permit holders of such debt to accelerate or require us to purchase such debt upon the occurrence of events similar to a fundamental change. In addition, our ability to repurchase shares of Series B Preferred Stock for cash may be limited by restrictions on our ability to obtain funds.
     If we deliver a combination of cash and our Common Stock upon conversion of our Series B Preferred Stock, you may receive less proceeds than expected because the value of our Common Stock may decline between the day that you exercise you conversion right and the day the value of your shares is determined.
     If we elect to pay a combination of cash and our Common Stock upon conversion of your shares of our Series B Preferred Stock, the conversion value that you will receive upon conversion of your Series B Preferred Stock will be in part determined by the daily closing price per share of our Common Stock on the New York Stock Exchange for the twenty consecutive trading days beginning on the sixth trading day after you deliver a notice of conversion in respect of the Series B Preferred Stock. Accordingly, if the price of our Common Stock decreases after you give notice of conversion, the conversion value you receive may be adversely affected.
     Conversion of our Series B Preferred Stock could dilute the ownership of existing stockholders.
     The conversion of some or all of the Series B Preferred Stock will dilute the ownership interests of our existing stockholders to the extent that shares of our Common Stock are issued upon conversion. Any sales in the public market of the Common Stock that may be issuable upon such conversion could adversely affect prevailing market prices of our Common Stock. In addition, the existence of the Series B Preferred Stock may encourage short selling by market participants because the conversion of the Series B Preferred Stock could depress the price of our Common Stock.
     Insiders own a significant amount of our Common Stock, giving them influence or control in corporate transactions and other matters; the interests of these individuals could differ from those of other stockholders.
     Members of our board of directors and our management team beneficially own approximately 50% of our outstanding shares of Common Stock. As a result, these stockholders are in a position to significantly influence or control the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of an amendment to our restated certificate of incorporation and the approval of mergers and other significant corporate transactions. Their control of us may delay or prevent a change of control of us and may adversely affect the voting and other rights of other stockholders.
Risks Relating to an Investment in Us
     Our restated certificate of incorporation and bylaws contain provisions that could discourage an acquisition or change of control of us.
     Our restated certificate of incorporation authorizes our board of directors to issue additional series of our preferred stock without Common Stockholder approval. If our board of directors elects to issue additional series of our preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of our restated certificate of incorporation and bylaws, such as limitations on stockholder proposals at meetings of stockholders and restrictions on the ability of our stockholders to call special meetings, could also make it more difficult for a third party to acquire control of us. Our bylaws provide that our board of directors is divided into three classes, each elected for staggered three-year terms. Thus, control of our board of directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed.
     The additional shares of our Common Stock payable on our Series B Preferred Stock in connection with a fundamental change may not adequately compensate you for the lost option time value of your shares of Series B Preferred Stock.
     If a fundamental change occurs on or before December 15, 2015, we will increase the conversion rate of any Series B Preferred Stock surrendered for conversion in connection with the fundamental change by a number of additional shares of our Common Stock as described in this prospectus. While the number of additional shares is designed to compensate you for the lost option time value of your shares of Series B Preferred Stock, the increase is only an approximation of this lost value and may not adequately compensate you for your loss. If the price paid per share of Common Stock in a fundamental change transaction is less than the price per share of Common Stock at the date of issuance of the Series B Preferred Stock, there will be no increase in the conversion rate.
Risks Relating to Tax Matters
You may have to pay taxes with respect to distributions that you do not receive.
     The conversion rate of our Series B Preferred Stock is subject to adjustment for specified events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. See “Description of Series B Preferred Stock — Conversion Rate Adjustments.” If the conversion rate is adjusted as a result of a distribution that is taxable to our Common Stock holders, such as a cash dividend, you would be treated as receiving a distribution and may be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. If the conversion rate is increased at our discretion or in certain other circumstances (including as a result of certain fundamental changes or corporate events), such increase also may be deemed to be the payment of a taxable dividend to you, notwithstanding the fact that you do not receive a cash payment. The amount that you would have to include in income will generally be equal to the value of the additional shares that you would receive on conversion as a result of the adjustment to the conversion rate. In addition, non-U.S. holders may, in specified circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “U.S. Federal Income Tax Considerations.”
     Non-U.S. holders may be subject to withholding on cash proceeds received upon repurchase or conversion of their Series B Preferred Stock.
     If you are a non-U.S. holder, the entire amount of any cash proceeds received by you in connection with a purchase by us of Series B Preferred Stock upon a fundamental change, or upon conversion of your Series B Preferred Stock in exchange for cash or cash and Common Stock, generally will be subject to withholding of U.S. federal income tax at a 30% rate unless you can prove in a manner satisfactory to us that either withholding is required at a lower rate under the provisions of an applicable tax treaty or on a lesser amount or that no withholding is required. Please see “U.S. Federal Income Tax Considerations — Consequences to Non-U.S. Holders of Series B Preferred Stock or Common Stock.”

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERENCE SECURITIES DIVIDENDS
     The following table contains our consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

	Three Months Ended	Years Ended December 31,
	March 31, 2006	2005	2004	2003	2002	2001
Ratios of earnings to combined fixed charges and preference securities dividends	6.23	—	8.24	3.35	—	1.88

     For purposes of determining the ratio of earnings to fixed charges and preferred dividends, earnings are defined as income (loss) before continuing operations before income taxes less fixed charges (excluding capitalized interest). Fixed charges consist of interest expense and amortization of deferred financing costs and discount or premium relating to any indebtedness. Preferred dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount. The deficiencies of earnings necessary to cover fixed charges plus preferred dividends for the years ended December 31, 2005 and December 31, 2002 were $28.0 million and $2.4 million, respectively.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the Series B Preferred Stock or the Common Stock by the selling securityholders. Please read “Selling Securityholders” for a list of the persons receiving proceeds from the sale of the Series B Preferred Stock or the underlying Common Stock.
BUSINESS
     We are an independent oil and gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties primarily in the Cotton Valley Trend of East Texas and Northwest Louisiana and in the transition zone of South Louisiana.
     Additional information concerning our company is included in our reports and other documents incorporated by reference in this prospectus. Please read “Where You Can Find More Information.”

DESCRIPTION OF SERIES B PREFERRED STOCK
     The following is a summary of certain provisions of the certificate of designation for our Series B Preferred Stock. A copy of the certificate of designation and the form of Series B Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of our Series B Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms the “Company,” “us,” “we” or “our” refer to Goodrich Petroleum Corporation and not any of its subsidiaries.
General
     Under our restated certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. We have 7,750,000 shares of authorized preferred stock which are undesignated. We have 2,250,000 outstanding shares of preferred stock, which are designated as “5.375% Series B Cumulative Convertible Preferred Stock”, all of which are currently outstanding. See “Description of Capital Stock.”
     Our Series B Preferred Stock is fully paid and nonassessable, and any Common Stock issued upon the conversion of our Series B Preferred Stock will be fully paid and nonassessable. The holders of our Series B Preferred Stock have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of the Company of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both our Series B Preferred Stock and our Common Stock is ComputerShare Investor Services, LLC.
     Our Series B Preferred Stock is subject to the Company Conversion Option, as described below in “— Company Conversion Option,” but is not redeemable by us.
Ranking
     Our Series B Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:
•	senior to (i) our Common Stock and (ii) each class of capital stock or series of preferred stock established after the date of initial issuance of our Series B Preferred Stock, which we refer to as the “Issue Date,” the terms of which do not expressly provide that such class or series ranks senior to or on a parity with our Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Junior Stock”);

•	on a parity, in all respects, with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with our Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to our Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Senior Stock”).
     While any shares of our Series B Preferred Stock are outstanding, we may not authorize or issue, or increase the authorized amount of, any class or series of our Senior Stock or any security convertible into our Senior Stock, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of our Series B Preferred Stock. Without the consent of any holder of our Series B Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “— Voting Rights” below.

Dividends
     Holders of shares of our Series B Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of 5.375% per share on the liquidation preference thereof of $50 per share of our Series B Preferred Stock (equivalent to $2.6875 per annum per share). Dividends on our Series B Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year (each, a “Dividend Payment Date”), at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Dividends are payable to holders of record as they appear on our stock register on the immediately preceding March 1, June 1, September 1 and December 1 (each, a “Record Date”). Accumulations of dividends on shares of our Series B Preferred Stock will not bear interest. Dividends payable on our Series B Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months. We paid the initial dividend on the Series B Preferred Stock on March 15, 2006, which was pro rated from the Issue Date.
     No dividends and distributions (other than dividends payable solely in our Common Stock or other capital stock ranking junior as to dividend rights to our Series B Preferred Stock) may be declared, paid or set apart for payment, and no purchases, redemptions or other acquisitions of shares of our Common Stock or other capital stock ranking junior as to dividend rights may be made unless, in each of the foregoing instances, all accumulated and unpaid dividends (including the full dividend for the then current dividend period) on our Series B Preferred Stock have been paid or declared and set apart for payment.
     No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless, in each of the foregoing instances, all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of Common Stock sufficient for the payment thereof is set apart for such payment, on our Series B Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on our Series B Preferred Stock and any Parity Stock, dividends may be declared and paid on our Series B Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on our Series B Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of our Series B Preferred Stock and such Parity Stock bear to each other. Holders of shares of our Series B Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.
     Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including our Series B Preferred Stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law. See “Risk Factors — Risks Relating to Our Series B Preferred Stock — We may not be able to make cash payments respecting our preferred stock.”
Step-Up in Dividends as a Result of Failure to Pay Dividends
     If we fail to pay dividends on our Series B Preferred Stock on any six Dividend Payment Dates (whether consecutive or not), then the dividend rate per annum shall increase on and after the day after such sixth Dividend Payment Date by an additional 1.0% until we have paid all dividends on the Series B Preferred Stock for all dividend periods up to and including the Dividend Payment Date on which the accumulated and unpaid dividends are paid in full. Following such payment of unpaid dividends, the dividend rate will revert to the original dividend rate per annum; provided, however, that upon any further failure to timely pay dividends on the Series B Preferred Stock on any future Dividend Payment Date, the dividend rate per annum shall again increase by the additional

1.0% until we have again paid all dividends on the Series B Preferred Stock for all dividend periods up to and including the Dividend Payment Date on which the accumulated and unpaid dividends are paid in full.
Step-Up in Dividends as a Result of Specified Corporate Events
     Following the corporate events described in “— Specified Corporate Events”, the dividend rate per annum shall increase by an additional 3.0% for every quarter in which the closing price of our Common Stock is below $26.13 for 20 trading days within the period of 30 consecutive trading days ending 15 trading days prior to the Record Date for such quarter.
Liquidation Preference
     Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Series B Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $50.00 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment (whether or not declared), after distribution or payment is made to the holders of any class or series of our stock ranking senior to our Series B Preferred Stock as to rights upon liquidation, distribution or winding up, but before any distribution or payment may be made to holders of our Common Stock or any other class or series of our stock ranking, as to liquidation rights, junior to the Series B Preferred Stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding Series B Preferred Stock and all shares of each other class or series of our stock ranking, as to liquidation rights, on a parity with the Series B Preferred Stock, then all such shares will share proportionately in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series B Preferred Stock will be entitled to written notice of any liquidation, distribution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of our remaining assets. For these purposes, our consolidation or merger with or into any other corporation, trust or other entity, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution or winding up.
Voting Rights
     Holders of our Series B Preferred Stock have no voting rights except as provided by applicable law and as described in this subsection and in “— Ranking.”
     If we do not pay dividends on the Series B Preferred Stock for six (6) or more quarterly periods (whether or not consecutive), a preferred dividend default will exist, and the holders of the Series B Preferred Stock, voting together as a class with all other classes or series of our Parity Stock which are entitled to similar voting rights (“parity shares”), will be entitled to vote at the next annual meeting of our stockholders and at each subsequent meeting for the election of two (2) additional directors to serve on our board of directors. Notwithstanding the preceding, if, prior to the election of any additional directors in the manner described in this paragraph, all accumulated dividends are paid on the Series B Preferred Stock and all other parity shares, no such additional directors will be so elected. Any such additional directors so elected will serve until all unpaid cumulative dividends on the Series B Preferred Stock and all other parity shares have been paid or declared and set apart for payment. Upon such election, the size of our board of directors will be increased by two (2) directors. If and when all such accumulated dividends shall have been paid on the Series B Preferred Stock and all other parity shares, the term of office of each of the additional directors so elected will terminate and the size of our board of directors will be reduced accordingly. So long as the relevant dividend default continues, any vacancy in the office of additional directors elected under this paragraph may be filled by written consent of the other additional director who remains in office, or if no additional director remains in office, by a vote of the holders of a majority of the outstanding Series B Preferred Stock and all other parity shares (voting as a single class). Each of the directors elected as described in this paragraph will be entitled to one vote on any matter.
     The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Series B Preferred Stock voting as a single class, is required to amend, alter or repeal the provisions of our restated certificate of incorporation, whether by merger, consolidation, transfer or conveyance of substantially all of our assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock.
     Holders of Series B Preferred Stock are not entitled to vote with respect to the authorization or issue of, or any increase in the authorized amount of, any class or series of our Parity Stock or Junior Stock.
     The voting provisions will not apply if, at or before the time when the act with respect to which the vote would otherwise be required is effected, all outstanding shares of Series B Preferred Stock are subject to the Company Conversion Option upon proper notice and we deposit sufficient shares of our Common Stock (or if we elected to make settlement in cash, funds, in cash) in trust to effect the conversion.
     In any matter in which the Series B Preferred Stock may vote (as expressly provided in our restated certificate of incorporation, the certificate of designation for the Series B Preferred Stock or as may be required by law), holders of Series B Preferred Stock are entitled to one vote per share.
Redemption
     The Series B Preferred Stock is not redeemable by us.
Series B Preferred Stock Conversion Rights
     A holder may, at its option, convert all or any portion of such holder’s outstanding Series B Preferred Stock currently at a conversion rate of 1.5946 shares of Common Stock per $50.00 liquidation preference (the “conversion rate”), which is equivalent to a conversion price of approximately $31.36 per share of Common Stock (subject to adjustment in certain events). Upon conversion, we will have the right to deliver, in lieu of shares of Common Stock, cash or a combination of cash and shares of our Common Stock, as described below under “— Conversion Procedures — Settlement Upon Conversion.”
     We will not issue fractional shares of Common Stock upon conversion of Series B Preferred Stock. Instead, we will pay the cash value of such fractional shares based upon the closing sale price of our Common Stock on the trading day immediately prior to the conversion date.
     A holder of Series B Preferred Stock is not entitled to all rights of a holder of Common Stock until that holder has converted its Series B Preferred Stock, and only to the extent the shares of Series B Preferred Stock are deemed to have been converted into shares of Common Stock under our certificate of designation for the Series B Preferred Stock.
Recapitalizations, Reclassifications and Changes in Our Common Stock
     In the event of any:
•	reclassification or change of our Common Stock;

•	consolidation or merger involving our company; or

•	sale or conveyance to another person or entity of all or substantially all of our property and assets;
in each case in which holders of our Common Stock would be entitled to receive shares, other securities, other property, assets or cash for their Common Stock, upon conversion of a holder’s Series B Preferred Stock, such preferred holder will be entitled to receive the same type of consideration which such preferred holder would have been entitled to receive if such preferred holder had converted its Series B Preferred Stock into our Common Stock immediately prior to any of these events. In the event holders of our Common Stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of our Series B Preferred Stock shall have a reasonable opportunity to determine the form of consideration into which all of our Series B Preferred Stock, treated as a single class, shall be convertible from and after the effective date of the transaction. This provision does not limit the rights of holders in the event of a Fundamental Change (as defined below under “— Conversion Rate Adjustments — Adjustment to Conversion Rate Upon a Fundamental Change”) or Specified Corporate Event (as defined below under “— Specified Corporate Events”), including our obligation to increase the Conversion Rate by the additional number of shares in connection with these events or conversions. The determination: (i) will be made by holders representing a plurality of shares of our Series B Preferred Stock participating in such determination, (ii) will be subject to any limitations to which all of the holders of our Common Stock are subject, including, but not limited to, pro rata reductions applicable to any portion of the consideration payable in such transaction and (iii) will be conducted in such a manner as to be completed by the date which is the earlier of: (a) the deadline for elections to be made by holders of our Common Stock, and (b) two Trading Days prior to the anticipated effective date of such transaction.
Company Conversion Option
     On or after December 21, 2010, we may, at our option, cause the Series B Preferred Stock to be automatically converted into that number of shares of Common Stock that are issuable at the then-prevailing conversion rate (as adjusted) (the “Company Conversion Option”). We may exercise our Company Conversion Option only if the closing price of our Common Stock equals or exceeds 130% of the then prevailing conversion price of the Series B Preferred Stock for at least twenty (20) trading days in a period of thirty (30) consecutive trading days, ending on the trading day immediately prior to our issuance of a press release announcing the exercise of our Company Conversion Option as described below.
     To exercise our Company Conversion Option described above, we must issue a press release for publication through the Dow Jones News Service or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Series B Preferred Stock (not more than four (4) trading days after the date of the press release) of the exercise of our Company Conversion Option announcing our intention to convert the Series B Preferred Stock. The conversion date will be a date selected by us (which we will refer to as the “Company Conversion Option Date”) and will be no more than five (5) days after the date on which we issue such press release.
     In addition to any information required by applicable law or regulation, the press release and notice of the exercise of our Company Conversion Option will state, as appropriate:
•	the Company Conversion Option Date;

•	the number of shares of Common Stock to be issued upon conversion of each share of our Series B Preferred Stock;

•	the number of shares of Series B Preferred Stock to be converted; and

•	that dividends on the Series B Preferred Stock to be converted will cease to accumulate on the Company Conversion Option Date.
     In addition to the Company Conversion Option provision described above, if there are fewer than 25,000 shares of Series B Preferred Stock outstanding, we may, at any time on or after December 21, 2010, at our option, cause the Series B Preferred Stock to be automatically converted into that number of shares of Common Stock equal to $50.00 (the liquidation preference per share of Series B Preferred Stock) divided by the lesser of the then prevailing conversion price and the market value of our Common Stock for the five (5) trading day period ending on the second trading day immediately prior to the Company Conversion Option Date. The provisions of the immediately preceding two (2) paragraphs shall apply to any Company Conversion Option described in this paragraph; provided, however, that with respect to such Company Conversion Option (1) the Company Conversion Option Date will not be fewer than fifteen (15) days nor more than thirty (30) days after the date on which we issue a press release announcing such Company Conversion Option and (2) the press release and notice of such Company Conversion Option will not state the number of shares of Common Stock to be issued upon conversion of each share of Series B Preferred Stock.
     We may choose to deliver the conversion value in connection with a Company Conversion Option to investors in cash (subject to legally available funds), shares of Common Stock, or a combination of cash and Common Stock.

Conversion Procedures
General
     A holder of our Series B Preferred Stock may convert any or all of such shares by surrendering to us at our principal office or at the office of our transfer agent, as may be designated by our board of directors, the certificate or certificates for the Series B Preferred Stock to be converted accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for the Common Stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of Common Stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of Common Stock upon conversion of the Series B Preferred Stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and non-assessable shares of Common Stock to which the holder of the Series B Preferred Stock being converted, or the holder’s transferee, will be entitled and (b) if less than the full number of Series B Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates, less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of the Series B Preferred Stock to be converted (the “conversion date”) so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive the conversion value (as defined under “— Settlement upon Conversion”), and, if applicable, the person entitled to receive shares of Common Stock will be treated for all purposes as having become the record holder of those shares of Common Stock at that time.
     In lieu of the foregoing procedures, if the Series B Preferred Stock is held in global form, holders must comply with the procedures of The Depository Trust Company (“DTC”) to convert their Series B Preferred Stock.
     A holder of Series B Preferred Stock is not entitled to all rights of a holder of shares of Common Stock until such holder has converted its Series B Preferred Stock into Common Stock.
     In case any shares of Series B Preferred Stock are to be converted pursuant to our Company Conversion Option, a holder’s right to voluntarily convert those shares of Series B Preferred Stock will terminate if we have not received such holder’s conversion notice by 5:00 p.m., New York City time, on the trading day immediately preceding the date fixed for conversion pursuant to our Company Conversion Option.
     In connection with the conversion of any Series B Preferred Stock, no fractional shares of Common Stock will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the closing sale price of our Common Stock on the date the shares of Series B Preferred Stock are surrendered for conversion. If more than one share of our Series B Preferred Stock will be surrendered for conversion by the same holder at the same time, the number of shares of Common Stock issuable on conversion of those shares of Series B Preferred Stock will be computed on the basis of the total number of Series B Preferred Stock so surrendered.
     We will at all times reserve and keep available, free from preemptive rights out of our authorized but unissued shares or treasury shares, for issuance upon the conversion of Series B Preferred Stock, a number of our authorized but unissued shares of Common Stock that will from time to time be sufficient to permit the conversion of all outstanding Series B Preferred Stock.
     Before the delivery of any securities that we will be obligated to deliver upon conversion of the Series B Preferred Stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All shares of Common Stock delivered upon conversion of the Series B Preferred Stock will upon delivery be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

     If a holder of Series B Preferred Stock has exercised its right to require us to repurchase shares of Series B Preferred Stock as described under “— Purchase of Series B Preferred Stock Upon a Fundamental Change,” such holder’s conversion rights with respect to the Series B Preferred Stock so subject to repurchase will expire if we have not received such holder’s conversion notice by 5:00 p.m., New York City time, on the trading day immediately preceding the repurchase date, unless we default on the payment of the purchase price. If a holder of Series B Preferred Stock has submitted any such share for repurchase, such share may be converted only if such holder submits a notice of withdrawal or complies with applicable DTC procedures.
Settlement Upon Conversion
     Pursuant to the procedures described below, upon a conversion, we will have the right to deliver the conversion value in lieu of our Common Stock, in cash (subject to the existence of legally available funds) or a combination of cash and shares of our Common Stock. “Conversion value” means an amount equal to the product of the applicable conversion rate (as adjusted) multiplied by the arithmetic average of the closing sale prices of our shares of Common Stock during the cash settlement averaging period (as defined below).
     We can elect at any time to obligate ourselves to satisfy solely in cash the portion of the conversion value that is equal to 100% of the liquidation preference amount of the Series B Preferred Stock, with any remaining amount of the conversion value to be satisfied in cash, Common Stock or a combination of cash and Common Stock, at our election. If we elect to do so with respect to the liquidation preference amount, we will notify holders at any time that we intend to settle in cash the portion of the conversion value that is equal to the liquidation preference amount of the Series B Preferred Stock (referred to as the “liquidation preference conversion settlement election”). This notification, once provided to holders, will be irrevocable and will apply to future conversions of the Series B Preferred Stock.
     Except to the extent we make a liquidation preference conversion settlement election, we will not be required to notify holders of our method for settling our conversion obligation relating to the conversion value or, if we have made a liquidation preference conversion settlement election, the excess of our conversion obligation relating to the portion of the conversion value above the liquidation preference amount, if any, until the Series B Preferred Stock is submitted for conversion.
     If we receive a holder’s conversion notice, the following procedures will apply:
•	Settlement of our conversion obligation that is equal to 100% of the liquidation preference amount of the Series B Preferred Stock will be according to the liquidation preference conversion settlement election, if any, already made.

•	Any portion of the conversion value which we have not decided to settle in cash will be settled in shares of our Common Stock (except that we will pay cash in lieu of issuing any fractional shares). We will notify any holders of Series B Preferred Stock exercising a conversion right, at any time on the date that is three (3) trading days following receipt of the holder’s conversion notice (the “settlement notice period”), if we choose to settle any portion of our conversion obligation in whole or in part in cash or, if we have made a liquidation preference conversion settlement election, if we choose to settle the excess conversion value, in whole or in part, in cash. If we elect to settle the conversion value in a combination of cash and shares of Common Stock, we will specify the percentage of the conversion value relating to the Series B Preferred Stock surrendered for conversion that we will pay in cash. We will treat all holders converting on the same trading day in the same manner. We will not, however, have any obligation to settle the conversion value, except to the extent we have made a liquidation preference conversion settlement election, arising on different trading days in the same manner. That is, we may choose on one trading day to settle in shares of Common Stock only and choose on another trading day to settle in cash or a combination of shares of Common Stock and cash.

•	Settlement of a conversion solely in shares of Common Stock will occur as soon as practicable, but in any event not more than three (3) trading days following receipt of the holder’s conversion notice.

•	If we timely elect to pay cash for any portion of the conversion value, the holder may retract the conversion notice at any time during the two (2) trading day period beginning on the trading day after the final day of the settlement notice period (the “conversion retraction period”); no such retraction may be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares of Common Stock (other than cash in lieu of fractional shares) or if we have previously made a liquidation preference conversion settlement election.

•	Settlement of any portion of the conversion value, including the portion of the conversion value that is equal to 100% of the liquidation preference amount or the excess conversion value, in cash or in a combination of cash and shares of Common Stock will occur on the third trading day following the final day of the cash settlement averaging period. The “cash settlement averaging period” shall mean the 20-trading day period beginning on the trading day following the final trading day of the conversion retraction period.
Settlement amounts will be computed as follows:
     1. If we elect to satisfy a conversion, including the conversion value that is equal to 100% of the liquidation preference amount and the excess conversion obligation, solely in shares of Common Stock (other than with respect to fractional shares), we will deliver to the holder, for each Series B Preferred Stock, a number of shares of Common Stock equal to the conversion rate (as adjusted).
     2. If we elect to satisfy a conversion, including the conversion value that is equal to 100% of the liquidation preference amount and the excess conversion obligation, solely in cash, we will deliver to the holder, for each Series B Preferred Stock, cash in an amount equal to the product of the conversion rate (as adjusted) multiplied by the arithmetic average of the closing sale prices of our Common Stock during the cash settlement averaging period.
     3. If we elect to satisfy the conversion obligation, including the conversion value that is equal to 100% of the liquidation preference amount and the excess conversion obligation, in a combination of cash and shares of Common Stock, we will deliver to the holder, for each share of Series B Preferred Stock:
     (a) a cash amount (the “cash amount”) (excluding any cash paid for fractional shares) equal to the sum of:
•	the product of $50.00 multiplied by the percentage of the liquidation preference amount to be satisfied in cash; plus

•	if greater than zero, the product of (i) the amount of cash that would be paid pursuant to paragraph 2 above minus $50.00 and (ii) the percentage of the excess conversion obligation above the liquidation preference amount to be satisfied in cash;

and
     (b) a number of shares of Common Stock equal to the difference between:
•	the number of shares of Common Stock that would be issued pursuant to paragraph number 1 above; minus

•	the number of shares of Common Stock equal to the quotient of (i) the cash amount divided by (ii) the arithmetic average of the closing sale prices of our Common Stock during the cash settlement averaging period.
     If any trading day during a cash settlement averaging period is not an undisrupted trading day, then determination of the price for that day will be delayed until the next undisrupted trading day on which a pricing is not otherwise observed; that is, such day will not count as one of the twenty (20) trading days that constitute the cash settlement averaging period. If this would result in a price being observed later than the eighth trading day after the last of the original twenty (20) trading days in the cash settlement averaging period, then our board of directors will determine all prices for all delayed and undetermined prices on that eighth trading day based on its good faith estimate of the shares of Common Stock’s value on that date.

     An “undisrupted trading day” means a trading day on which our shares of Common Stock do not experience any of the following during the one hour period ending at the conclusion of the regular trading day:
•	any suspension of or limitation imposed on the trading of our shares of Common Stock on any national or regional securities exchange or association or over-the-counter market;

•	any event (other than an event listed in the third bullet below) that disrupts or impairs the ability of market participants in general to (i) effect transactions in or obtain market values for shares of our Common Stock on any relevant national or regional securities exchange or association or over-the-counter market or (ii) effect transactions in or obtain market values for futures or options contracts relating to the our Common Stock on any relevant national or regional securities exchange or association or over-the-counter market; or

•	any relevant national or regional securities exchange or association or over-the-counter market on which shares of our Common Stock trade closes on any exchange trading day prior to its scheduled closing time unless such earlier closing time is announced by the exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange and (ii) the submission deadline for orders to be entered into the exchange for execution on such trading day, if, in the case of the first and second bullet point above, our board of directors determines that the effect of such suspension, limitation, disruption or impairment is material.
Payment of Dividends Upon Conversion
Optional Conversion
     General. If a holder of Series B Preferred Stock exercises conversion rights, upon delivery of the Series B Preferred Stock for conversion, those Series B Preferred Stock will cease to accumulate dividends as of the end of the day immediately preceding the conversion date and the holder will not receive any cash payment representing accumulated and unpaid dividends on the Series B Preferred Stock, except in those limited circumstances discussed below. Except as provided below, we will make no payment for accumulated and unpaid dividends, whether or not in arrears, on Series B Preferred Stock, converted at a holder’s election, or for dividends on the shares of Common Stock issued upon such conversion.
     Conversion On or Before Record Date. If we receive a conversion notice before the close of business on a Record Date, the holder will not be entitled to receive any portion of the dividend payable on such converted shares on the corresponding Dividend Payment Date.
     Conversion After Record Date and Prior to Payment Date. If we receive a conversion notice after the Record Date but prior to the corresponding Dividend Payment Date, the holder on the Record Date will receive on that Dividend Payment Date accumulated dividends on its Series B Preferred Stock, notwithstanding the conversion of that Series B Preferred Stock prior to that Dividend Payment Date, because that holder will have been the holder of record on the corresponding Record Date. However, at the time that such holder surrenders Series B Preferred Stock for conversion, the holder must pay to us an amount equal to the dividend that has accumulated and that will be paid on the related Dividend Payment Date.
     Conversion On or After Payment Date. A holder of Series B Preferred Stock on a Record Date who converts such Series B Preferred Stock into shares of Common Stock on or after the corresponding Dividend Payment Date will be entitled to receive the dividend payable on such Series B Preferred Stock on such Dividend Payment Date, and the converting holder need not include payment of the amount of such dividend upon surrender for conversion of the Series B Preferred Stock.
     Dividends on Common Stock Issued Upon Conversion. If we receive a conversion notice on or before the close of business on a Record Date, or following such Record Date but before the Dividend Payment Date therefor, and the settlement date for any shares of Common Stock to be issued upon such conversion is after the close of business on the record date for the payment of dividends for the corresponding period on such Common Stock, such holder will be entitled to receive such common share dividends upon the next payment date of dividends on our Common Stock as if the holder were the holder of such Common Stock on such record date.
Company Conversion Option
     General. If we call the Series B Preferred Stock pursuant to our Company Conversion Option, whether prior to, on or after the Record Date for the current period, all accumulated and unpaid dividends, including any additional dividends, which are in arrears as of the Company Conversion Option Date will be payable to the holder of the converted shares.
     Conversion Before Record Date. If we exercise our Company Conversion Option and the effective date of the conversion of the Series B Preferred Stock is a date that is prior to the close of business on any Record Date, the holder will not be entitled to receive any portion of the dividend payable for such period on such converted shares on the corresponding Dividend Payment Date.
     Conversion On or After Record Date and Prior to Payment Date. If we exercise our Company Conversion Option and the effective date of the conversion of the Series B Preferred Stock is a date that is on, or after the close of business on, any Record Date and prior the close of business on the corresponding Dividend Payment Date, all dividends, including accumulated and unpaid dividends, whether or not in arrears, with respect to the Series B Preferred Stock called for a conversion on such date, will be payable on such Dividend Payment Date to the record holder of such shares on such Record Date.
Conversion Rate Adjustments
General
     We will adjust the conversion rate if any of the following events occur:
     1. We issue shares of our Common Stock as a dividend or distribution to all or substantially all holders of our Common Stock;
     2. We subdivide, combine or reclassify our Common Stocks;
     3. We distribute, to all or substantially all holders of our Common Stock, certain rights or warrants to subscribe for or purchase, for a period expiring within sixty (60) days, shares of our Common Stock, or securities convertible into or exchangeable or exercisable for shares of our Common Stock, at less than the closing sale price of our Common Stock on the trading day immediately preceding the date of the announcement of such distribution, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;
     4. We distribute, to all or substantially all holders of our Common Stock, shares of our capital stock or evidence of our indebtedness or assets, including securities, but excluding:
•	dividends or distributions referred to in 1 above;

•	rights or warrants referred to in 3 above;

•	dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration described below; and

•	cash dividends or distributions referred to in 6 below;
     5. We distribute, to all or substantially all holders of our Common Stock, capital shares of one of our subsidiaries, with such adjustment, if any, based on the market value of the subsidiary capital shares so distributed relative to the market value of our Common Stock, in each case over a measurement period following the distribution;

     6. We pay any cash dividend or distribution during any quarterly fiscal period to all or substantially all holders of our Common Stock. The conversion rate will be adjusted based on the following formula:
     CR(1) = CR(0) × [SP/(SP — DI)]
where,
     CR(0) = the conversion rate in effect immediately prior to the record date for such distribution
     CR(1) = the conversion rate in effect immediately after the record date for such distribution
SP =	the average of the closing sale price per share of Common Stock over the averaging period for the ten (10) consecutive trading days prior to the trading day immediately preceding the earlier of the record date or the ex-dividend date of such cash dividend or distribution
     DI = the amount in cash per share we distribute to holders of our Common Stock
     7. We, one of our subsidiaries, or Josiah T. Austin, Patrick E. Malloy or Walter G. Goodrich or entities controlled by them or established for the benefit of them or their descendants or spouses or charities, or our employee benefit plans for shares of our Common Stock make purchases of our Common Stock pursuant to a tender offer or exchange offer that involves an aggregate consideration that exceeds ten percent (10%) of the appropriate market value of our Common Stock on the expiration of such tender offer or exchange offer
     To the extent we have a rights plan in effect upon conversion of the Series B Preferred Stock into Common Stock, the holder will receive (except to the extent we settle our conversion obligations in cash), in addition to the Common Stock, the rights under the rights plan unless the rights have separated from the Common Stock prior to the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we made a distribution referred to in 4 above (without regard to any of the exceptions there).
     To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least twenty (20) days if our board of directors determines that such an increase would be in our best interests. Any such determination by our board of directors will be conclusive. We will give holders at least fifteen (15) trading days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of Common Stock resulting from any distribution of Common Stock or similar event.
     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent (1%) in the conversion rate. However, any adjustments that are not required to be made because they would have required an increase or decrease of less than one percent (1%) will be carried forward and taken into account in any subsequent adjustment of the conversion rate or in connection with any conversion of the Series B Preferred Stock. Except as described above in this section, we will not adjust the conversion rate for any issuance of our Common Stock or any securities convertible into or exchangeable or exercisable for our Common Stock or rights to purchase our Common Stock or such convertible, exchangeable or exercisable securities.
Adjustment to Conversion Rate Upon a Fundamental Change
General
     If and only to the extent a holder elects to convert its Series B Preferred Stock in connection with a fundamental change as described below under “Purchase of Series B Preferred Stock Upon a Fundamental Change” that occurs on or prior to December 15, 2015 we will increase the conversion rate for the Series B Preferred Stock surrendered for conversion by a number of additional shares (the “additional shares”) as described below.
     The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change transaction becomes effective (the “effective date”) and the price (the “share price”) paid per share for our shares of Common Stock in such fundamental change transaction. If holders of our Common Stock receive only cash in such fundamental change transaction, the share price shall be the cash amount paid per share. In all other scenarios, the reference share price shall be the average of the closing sale prices of our Common Stock on the five (5) trading days prior to but not including the effective date of such fundamental change transaction.
     The share prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the Series B Preferred Stock is adjusted, as described above under “— Conversion Rate Adjustments — General.” The adjusted share prices will equal the product of the share prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments — General”
     The following table sets forth the hypothetical share price and number of additional shares to be issuable per $50.00 liquidation preference of Series B Preferred Stock:

	Share Price
Effective Date	$26.13	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00	$42.50	$45.00	$50.00	$60.00	$75.00
December 15, 2005	0.319	0.319	0.319	0.319	0.301	0.269	0.241	0.217	0.197	0.164	0.117	0.075
December 15, 2006	0.319	0.319	0.319	0.313	0.275	0.243	0.217	0.195	0.176	0.145	0.102	0.065
December 15, 2007	0.319	0.319	0.319	0.280	0.243	0.213	0.188	0.167	0.150	0.121	0.084	0.052
December 15, 2008	0.319	0.319	0.285	0.242	0.205	0.176	0.152	0.133	0.117	0.092	0.061	0.037
December 15, 2009	0.319	0.303	0.240	0.195	0.157	0.128	0.105	0.087	0.074	0.054	0.033	0.019
December 15, 2010	0.319	0.280	0.206	0.151	0.098	0.056	0.019	0.000	0.000	0.000	0.000	0.000
December 15, 2011	0.319	0.278	0.205	0.150	0.098	0.055	0.020	0.000	0.000	0.000	0.000	0.000
December 15, 2012	0.319	0.277	0.204	0.149	0.098	0.055	0.020	0.000	0.000	0.000	0.000	0.000
December 15, 2013	0.317	0.276	0.203	0.149	0.097	0.055	0.020	0.000	0.000	0.000	0.000	0.000
December 15, 2014	0.316	0.275	0.203	0.148	0.097	0.055	0.020	0.000	0.000	0.000	0.000	0.000
December 15, 2015	0.315	0.274	0.202	0.147	0.096	0.054	0.019	0.000	0.000	0.000	0.000	0.000
     The share prices and additional share amounts set forth above are based upon a Common Stock price of $26.13 on December 15, 2005 and an initial conversion price of $31.36.
     The exact share prices and effective dates may not be set forth in the table above, in which case:
•	If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year.

•	If the share price is in excess of $75.00 per share (subject to adjustment), no additional shares will be issuable upon conversion.

•	If the share price is less than $26.13 per share (subject to adjustment), no additional shares will be issuable upon conversion.
     Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion exceed 1.9135 per $50.00 liquidation preference of Series B Preferred Stock, subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments — General.”
Adjustment to Conversion Rate Upon Specified Corporate Events
     In connection with a specified corporate event as described in “— Specified Corporate Events” that occurs on or prior to December 15, 2015, regardless of a holder’s conversion decision, and in addition to any increase in the per annum dividend rate, we will increase the conversion rate for the Series B Preferred Stock by a number of additional shares (the “additional shares”) as described below.
     The number of additional shares will be determined by reference to the table provided above in “— Adjustment to Conversion Rate Upon a Fundamental Change”, based on the date on which the corporate event becomes effective (the “effective date”) and the average of the closing sale prices of our Common Stock over the ten trading day period ending on the trading day immediately preceding the effective date (“the share price”). If the share price is less than $26.13, however, it will be deemed to be such amount, and upon conversion a holder shall be entitled to receive additional shares as if the share price were this amount.
     This adjustment to the conversion rate, as described, as a result of a specified corporate event, as defined, can only occur once during the life of the instrument.
     Our obligation to satisfy the additional shares requirement upon either a fundamental change or a specified corporate event could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
Specified Corporate Events
     The occurrence of any of the following events will entitle holders of our Series B Preferred Stock to receive, when, as and if declared by our board of directors, out of funds legally available therefor, dividends at the rate per annum equal to the stated annual dividend rate of 5.375% plus 3.0%, subject to the exceptions described above under “— Step-Up in Dividends as a Result of Specified Corporate Events,” and, if the specified corporate event occurs prior to December 15, 2015, the number of additional shares provided by the table under “— Conversion Rate Adjustments — Adjustment to Conversion Rate Upon Specified Corporate Events”:
     1. The acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of our voting stock;
     2. Less than 10,000,000 of the outstanding shares of our Common Stock, as adjusted for stock dividends, splits and combinations, are beneficially owned by persons other than Josiah T. Austin, Patrick E. Malloy and Walter G. Goodrich or entities controlled by them or established for the benefit of them or their descendants or spouses or charities, or our employee benefit plans;
     3. During any period of two consecutive years, individuals who at the beginning of such period comprised our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or
     4. Our Common Stock ceases to be listed on a national securities exchange or quoted on Nasdaq or another over-the-counter market in the United States.
Purchase of Series B Preferred Stock Upon a Fundamental Change
     In the event of a “fundamental change” as described below, a holder will have the right, subject to legally available funds, to require us to purchase for cash all or any part of such holder’s Series B Preferred Stock at a purchase price equal to 100% of the liquidation preference of the Series B Preferred Stock to be purchased plus accumulated and unpaid dividends (including additional dividends, if any) to, but not including, the fundamental change purchase date.
     On or before the tenth trading day after the occurrence of a fundamental change, we will provide to all holders of Series B Preferred Stock and the transfer agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state:
•	the events constituting the fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the purchase price;

•	the purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustment to the conversion rate that will result from the fundamental change;

•	that Series B Preferred Stock with respect to which a purchase notice is given by the holder may be converted, only if the purchase notice has been properly withdrawn; and

•	the procedures that a holder must follow to exercise the purchase rights.
     Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or through such other public medium as we may use at that time and publish such information on our corporate website.
     To exercise the purchase right, a holder must deliver, on or before the twentieth trading day after the date of our notice of a fundamental change (subject to extension to comply with applicable law), the Series B Preferred Stock to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the Series B Preferred Stock duly completed, to the paying agent. The purchase notice must state:
•	the relevant purchase date;

•	the portion of the liquidation preference of Series B Preferred Stock to be purchased, in integral multiples of $50.00; and

•	that the Series B Preferred Stock is to be purchased by us pursuant to the applicable provisions of the Series B Preferred Stock.
     If the Series B Preferred Stock is not in certificated form, a holder’s purchase notice must comply with applicable DTC procedures.
     A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the trading day prior to the fundamental change purchase date. The notice of withdrawal shall state:
•	the liquidation preference of the withdrawn Series B Preferred Stock, in integral multiples of $50.00;

•	if certificates representing Series B Preferred Stock have been issued, the certificate numbers of the withdrawn Series B Preferred Stock; and

•	the liquidation preference, if any, which remains subject to the purchase notice.
     If the Series B Preferred Stock is not in certificated form, a holder’s notice of withdrawal must comply with applicable DTC procedures.
     We will be required to purchase the Series B Preferred Stock no later than 35 trading days after the date of our notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law. A holder will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or delivery of the Series B Preferred Stock. If the paying agent holds cash sufficient to pay the fundamental change purchase price of the Series B Preferred Stock on the trading day following the fundamental change purchase date, then:
•	the Series B Preferred Stock will cease to be outstanding and dividends (including additional dividends, if any) will cease to accumulate (whether or not book-entry transfer of the Series B Preferred Stock is made or whether or not the Series B Preferred Stock certificate is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price upon delivery or transfer of the Series B Preferred Stock).
     A “fundamental change” will be deemed to have occurred if any of the following occurs:
     1. We consolidate with or merge with or into any person or convey, transfer, sell or otherwise dispose of or lease all or substantially all of our assets to any person, or any person consolidates with or merges into or with us, in any such event pursuant to a transaction in which our outstanding voting shares are changed into or exchanged for cash, securities or other property, other than (a) any such transaction where our outstanding voting shares are not changed or exchanged at all (except to the extent necessary to reflect a change in our jurisdiction of formation), or (b) where (i) our outstanding voting shares are changed into or exchanged for cash, securities and other property (other than equity interests of the surviving person) and (ii) our shareholders immediately before such transaction own, directly or indirectly, immediately following such transaction, more than 50% of the total outstanding voting stock of the surviving person; or
     2. We are liquidated or dissolved or adopt a plan of liquidation or dissolution.
     However, notwithstanding the foregoing, a fundamental change will not be deemed to have occurred if:
in the case of a merger or consolidation described in clause 1 above, at least 90% of the consideration, excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights, consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such fundamental change) and as a result of such transaction or transactions the Series B Preferred Stock becomes convertible solely into such common stock, excluding cash payments for fractional shares.
     For purposes of the foregoing, “voting shares” means shares of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation (irrespective of whether or not at the time shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).
     The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under the laws of the State of Delaware, which govern the Series B Preferred Stock, and our formation. Accordingly, a holder’s ability to require us to repurchase our Series B Preferred Stock as a result of a conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.
     In connection with a fundamental change purchase, we will comply with all U.S. federal and state securities laws in connection with any offer by us to purchase the Series B Preferred Stock.
     This fundamental change purchase feature may make more difficult or discourage a party from taking over our company and removing incumbent management. However, we are not aware of any specific effort to accumulate our capital shares with the intent to obtain control of our company by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is a result of negotiations between our company and the initial purchasers.
     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt outstanding or otherwise adversely affect a holder of Series B Preferred Stock. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, and to satisfy our obligation to purchase the Series B Preferred Stock upon a fundamental change.
     Our ability to purchase Series B Preferred Stock upon the occurrence of a fundamental change is subject to important limitations. If a fundamental change were to occur, we may not have sufficient funds, or be able to arrange financing, to pay the fundamental change purchase price for the Series B Preferred Stock tendered by holders. In addition, we may in the future incur debt that has similar fundamental change provisions that permit holders of such debt to accelerate or require us to purchase such debt upon the occurrence of events similar to a fundamental change. In addition, our ability to repurchase Series B Preferred Stock for cash is subject to legally available funds and may be limited by restrictions on our ability to obtain the requisite cash.
     We will not be required to make an offer to purchase the Series B Preferred Stock upon a fundamental change if a third party (1) makes an offer to purchase the Series B Preferred Stock in the manner, at the times and otherwise in compliance with the requirements applicable to an offer made by us to purchase Series B Preferred Stock upon a fundamental change and (2) purchases all of the Series B Preferred Stock validly delivered and not withdrawn under such offer to purchase Series B Preferred Stock.
Notices
     When we are required to give notice to holders of our Series B Preferred Stock by issuing a press release, rather than directly to holders, we will do so in a public medium that is customary for such press release. In such cases, however, publication of a press release through the Dow Jones News Service or Bloomberg Business News will be considered sufficient to comply with such notice obligation.
     When we are required to give notice to holders of our Series B Preferred Stock within a specified number of trading days prior to a specified event, we will identify such trading days in good faith based on the definition of trading days set forth above. Any notice issued in reliance on such identification will satisfy our obligation with respect to the timing of such notice, notwithstanding any subsequent events that may cause such days to fail to be trading days.
SEC Reports
     Whether or not we are required to file reports with the SEC, if any shares of our Series B Preferred Stock are outstanding, we will file with the SEC all such reports and other information as we would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act. See “Where You Can Find More Information.” We will supply each holder of our Series B Preferred Stock, upon request, without cost to such holder, copies of such reports or other information.

DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock is 60,000,000 shares. Those shares consist of (a) 10,000,000 shares of preferred stock, $1.00 par value, 2,250,000 of which are outstanding, and (b) 50,000,000 shares of Common Stock, $0.20 par value, of which 24,960,633 shares were outstanding as of July 28, 2006. In addition, as of July 28, 2006, approximately 2,300,000 shares of Common Stock were reserved for issuance pursuant to our stock option plans, of which options to purchase 1,079,500 shares at a weighted average exercise price of $19.38 per share had been issued.
     The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our certificate of incorporation and bylaws, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.
Common Stock
     Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share held of record of Common Stock has one vote on all matters voted on by our shareholders, including the election of our directors. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.
     No share of Common Stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of Common Stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.
     Holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of preferred stock. Holders of Common Stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of Common Stock are fully paid and non-assessable. Our Common Stock is traded on the New York Stock Exchange under the symbol “GDP.”
Transfer Agent and Registrar
     The transfer agent and registrar for our Common Stock is ComputerShare Investor Services, LLC.
Preferred Stock
     As of the date of this prospectus, we have 7,750,000 shares of authorized but unissued preferred stock which are undesignated.
     At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the Common Stock:
•	adopt resolutions to issue preferred stock in one or more classes or series;

•	fix the number of shares constituting any class or series of preferred stock; and

•	establish the rights of the holders of any class or series of preferred stock.
     The rights of any class or series of preferred stock may include, among others:
•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.
     We may issue shares of, or rights to purchase, preferred stock the terms of which might:
•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the Common Stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.
     Any of these actions could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over its then market price.
Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws
     The provisions of our certificate of incorporation and bylaws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the Common Stock.
     Written Consent of Stockholders and Stockholder Meetings. Any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, by a majority of the board of directors, on the written request of any two directors, or by the Secretary. A special meeting must be called by the Chairman of the Board, the President or the Secretary when a written request is delivered to such officer, signed by the holders of at least 10% of the issued and outstanding stock entitled to vote at such meeting.
     Advance Notice Procedure for Shareholder Proposals. Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:
•	with respect to an election to be held at the annual meeting of stockholders, 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders;

•	with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed to stockholders or public disclosure of the date of the meeting was made, whichever first occurs, and must contain specified information concerning the person to be nominated.
     Notice of stockholders’ intent to raise business at an annual meeting must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the preceding annual meeting of stockholders. These procedures may operate to limit the ability of stockholders to bring business before a stockholders’ meeting, including with respect to the nomination of directors or considering any transaction that could result in a change in control. These advance notice procedures are not applicable prior to the trigger date.
     Classified Board; Removal of Director. Our bylaws provide that the members of our board of directors are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of shareholders, approximately one-third of the members of the board of directors are elected for a three-year term and the other directors remain in office until their three-year terms expire. Furthermore, our bylaws provide that neither any director nor the board of directors may be removed without cause, and that any removal for cause would require the affirmative vote of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote for the election of directors. Thus, control of the board of directors cannot be changed in one year without removing the directors for cause as described above; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed.
Limitation of Liability of Directors
     Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:
•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; and

•	for any transaction from which the director derived an improper personal benefit.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following discussion summarizes the material U.S. Federal income tax consequences to holders (as defined below) of the purchase, ownership and disposition of our Series B Preferred Stock and any Common Stock received upon its conversion. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final and temporary Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an investor’s decision to purchase shares of preferred stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold our Series B Preferred Stock or Common Stock as part of a straddle or conversion transaction or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold our Series B Preferred Stock or Common Stock as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. As used in this section, a “U.S. holder” is a beneficial owner of Series B Preferred Stock or common stock that is for U.S. Federal income tax purposes:
•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose world-wide income is subject to U.S. Federal income tax; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.
     A “non-U.S. holder” is a beneficial owner of preferred stock or common stock that is not a U.S. holder.
     If a partnership holds our Series B Preferred Stock or Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.
     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION AND DISPOSITION OF SERIES B PREFERRED STOCK AND COMMON STOCK RECEIVED AS A RESULT OF A CONVERSION OF SERIES B PREFERRED STOCK.
Consequences to U.S. Holders of Series B Preferred Stock or Common Stock
     Distributions. The amount of any distribution to you with respect to our Series B Preferred Stock or Common Stock will be treated as a dividend, to the extent of our current or accumulated earnings and profits (“earnings and profits”) as determined under U.S. Federal income tax principles. Dividends are generally taxed as ordinary income; however, dividends received by non-corporate holders in taxable years beginning on or before December 31, 2008, may qualify for taxation at lower rates applicable to long-term capital gains provided certain holding period and other requirements are satisfied. Non-corporate holders should consult their own tax advisors regarding the applicability of such lower rates under their particular factual situation. To the extent the amount of such a distribution exceeds our earnings and profits, the excess will be applied against and will reduce your tax basis (on a dollar-for-dollar basis) in our Series B Preferred Stock or Common Stock, as the case may be. Any amount in excess of your tax basis will be treated as capital gain. If we are not able to make distributions on Series B Preferred Stock, the accreted liquidation preference of our Series B Preferred Stock will increase and such increase may give rise to deemed dividend income to holders of our Series B Preferred Stock in the amount of all, or a portion of, such increase.

     Dividends to Corporate Shareholders. In general, a distribution which is treated as a dividend for U.S. Federal income tax purposes and is made to a corporate shareholder with respect to our Series B Preferred Stock or Common Stock generally will qualify for the 70% dividends-received deduction under Section 243 of the Code. Corporate shareholders should note, however, there can be no assurance that the amount of distributions made with respect to our Series B Preferred Stock or Common Stock will not exceed the amount of our earnings and profits in the future. Accordingly, there can be no assurance that the dividends-received deduction will be available in respect of distributions on our Series B Preferred Stock or Common Stock.
     In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to:
•	the holding period of stock the dividends on which are sought to be deducted;

•	debt-financed portfolio stock;

•	dividends treated as “extraordinary dividends” for purposes of Section 1059 of the Code; and

•	taxpayers that pay corporate alternative minimum tax.
Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which any exceptions and restrictions may apply to their particular factual situation.
     Sale or Other Disposition. Upon a sale or other disposition of our Series B Preferred Stock or Common Stock (other than a redemption or an exchange of our Series B Preferred Stock for Common Stock pursuant to the conversion privilege), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition and your adjusted tax basis in our Series B Preferred Stock or Common Stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for our Series B Preferred Stock or Common Stock, as applicable, is more than one year. Long-term capital gains may qualify for reduced rates under U.S. Federal income tax laws.
     Redemption of Series B Preferred Stock. If, following a change of control, a holder of our Series B Preferred Stock exercises the option described in “Description of Series B Preferred Stock — Purchase of Series B Preferred Stock Upon a Fundamental Change” and we purchase all or part of the holder’s Series B Preferred Stock for cash, the transaction will generally be treated as a redemption for U.S. Federal income tax purposes. The U.S. Federal income tax treatment of such a redemption as capital gain or as ordinary dividend income to a holder will depend on the particular facts relating to such holder at the time of the redemption. The redemption will be treated as a sale or exchange of our Series B Preferred Stock resulting in the recognition of capital gain or loss (as discussed in the preceding paragraph), if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:
•	your interest in our common and preferred stock is completely terminated as a result of such redemption;

•	your percentage ownership in our voting stock immediately after such redemption is less than 80% of your percentage ownership immediately before such redemption; or

•	such redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code).
     If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of our Series B Preferred Stock will be treated as a distribution that is taxable in the same manner as described above under “— Distributions,” and your adjusted tax basis in the redeemed Series B Preferred Stock will be transferred to any remaining shares you hold in us. If you do not retain any stock ownership in us following such redemption, then you may lose your basis completely.
     Conversion of Series B Preferred Stock Solely in Exchange for Common Stock. You generally will not recognize gain or loss by reason of receiving Common Stock in exchange for Series B Preferred Stock upon conversion of the

Series B Preferred Stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares, and the fair market value of any shares of Common Stock attributable to dividend arrearages will be treated as a constructive distribution as described above under “Distributions.” The adjusted tax basis of the Common Stock so acquired (and any fractional share interests treated as received and then exchanged for cash) will be equal to the tax basis of the shares of Series B Preferred Stock exchanged, and the holding period of the Common Stock received will include the holding period of the Series B Preferred Stock exchanged. The tax basis of any Common Stock treated as a constructive distribution will be equal to its fair market value on the date of the exchange, and the holding period of such stock will commence on the day after the exchange.
     Conversion of Series B Preferred Stock Into Cash or Common Stock and Cash. As discussed above under “Description of Series B Preferred Stock — Conversion Procedures — Settlement Upon Conversion,” we will have the option to deliver cash in lieu of some or all of the shares of Common Stock to be delivered upon conversion of the Series B Preferred Stock. If a holder converts shares of Series B Preferred Stock and we deliver solely cash, the transaction will be treated for U.S. federal income tax purposes as a redemption of the Series B Preferred Stock, having the consequences for the holder described above under “— Redemption of Series B Preferred Stock.”
     If a holder converts shares of Series B Preferred Stock and we deliver a combination of Common Stock and cash in satisfaction of our obligations (and such cash is not merely received in lieu of a fractional share), the holder generally would not recognize loss, but generally would recognize gain, if any, on the Series B Preferred Stock so exchanged in an amount equal to the lesser of (1) the gain realized (being the excess, if any, of the fair market value of the Common Stock received plus cash received (excluding any amounts attributable to accumulated but unpaid dividends, which will be taxed as described under “— Distributions”) over the adjusted tax basis in the shares of Series B Preferred Stock exchanged therefor), and (2) the cash received. Any of your recognized gain would be taxed either as capital gain or as a dividend, as described below. Your adjusted tax basis in the Common Stock received should generally equal the adjusted tax basis in the shares of Series B Preferred Stock exchanged, decreased by the cash received, and increased by any amount of gain recognized. Your holding period in the Common Stock received upon conversion would include the holding period of the shares of Series B Preferred Stock so exchanged.
     If you recognized gain upon a conversion of Series B Preferred Stock for cash and Common Stock, such gain may be treated either as dividend income or capital gain for U.S. federal income tax purposes. The treatment of your gain will depend on a determination of whether the cash you receive pursuant to the exchange offer has the effect of a dividend distribution for U.S. federal income tax purposes. In general, the determination of whether the cash you receive will be treated as capital gain or ordinary dividend income is determined under the tests applicable to a redemption as described above under “— Redemption of Series B Preferred Stock.” If none of these tests is satisfied, you will be treated as receiving a dividend equal to the amount of your recognized gain, assuming that your ratable share of our earnings and profits exceeds such recognized gain. If your recognized gain exceeds your ratable share of our earnings and profits, such excess will first reduce your basis in the shares of our Common Stock you receive (but not below zero) and any further excess will be taxed as a capital gain.
     You are strongly urged to consult your tax advisor regarding the application of the tests for determining dividend or capital gain treatment with respect to cash received upon a redemption or conversion of your Series B Preferred Stock.
     Adjustment of Conversion Rate. Holders of Series B Preferred Stock may, in certain circumstances, be deemed to have received constructive distributions of stock if the conversion rate for the Series B Preferred Stock is adjusted. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Series B Preferred Stock, however, generally will not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the anti-dilution provisions of the Series B Preferred Stock, including, without limitation, adjustments in respect of stock dividends or the distribution of rights to subscribe for Common Stock should qualify as being pursuant to a bona fide reasonable adjustment formula and should not result in a constructive distribution. In contrast, adjustments in respect of distributions of our indebtedness, cash or assets to our stockholders (including adjustments with respect to distributions to Common Stockholders), for example, will not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment triggered by a fundamental change or a specified corporate event as described under “Description of Series B Preferred Stock — Adjustments to Conversion Rate” may not so qualify. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders’ increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above under “— Distributions.” Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such adjustments.
     Conversion of Preferred Stock After Dividend Record Date. If a holder exercises its right to convert the Series B Preferred Stock into shares of Common Stock after a dividend record date but before payment of the dividend, then upon conversion, the holder generally will be required to pay to us in cash an amount equal to the portion of such dividend attributable to the current quarterly dividend period, which amount would increase the tax basis of the Common Stock received. When the dividend is received, the holder would recognize the dividend payment in accordance with the rules described under “— Distributions” above.
     Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury Regulations, you may be subject to backup withholding with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, Series B Preferred Stock or Common Stock unless:
•	you are a corporation or come within certain other exempt categories and when required demonstrate this fact, or

•	within a reasonable period of time, you provide a taxpayer identification number, certified under penalties of perjury as well as certain other information or otherwise establish an exemption from the backup withholding rules.
     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.
Consequences to Non-U.S. Holders of Series B Preferred Stock or Common Stock
     Distributions. In general, distributions received by you (including constructive distributions) with respect to our Series B Preferred Stock or Common Stock will be subject to withholding of U.S. Federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. In the case of a constructive distribution, it is possible that the U.S. federal income tax would be withheld from cash distributions or from shares of our Common Stock received upon a conversion. Distributions treated as dividends that are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment) are generally subject to U.S. Federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.
     For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a U.S. taxpayer identification number as well as certain information concerning your country of residence and entitlement to tax treaty benefits. Generally, this will be accomplished by providing a properly executed IRS Form W-8BEN. If you instead are claiming an exemption from withholding with respect to dividends effectively connected with the conduct of a trade or business within the United States, you will be required to provide an appropriate certification to us or our paying agent (generally by providing a properly completed IRS Form W-8ECI).
     Sale or Other Disposition. As a non-U.S. Holder, you generally will not be subject to U.S. Federal income tax on any gain recognized on the sale or other disposition of Series B Preferred Stock or Common Stock unless:
•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who holds the Series B Preferred Stock or Common Stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are, or have been within the five years preceding your disposition of the Series B Preferred Stock or Common Stock, a “United States real property holding corporation,” or a USRPHC, for U.S. Federal income tax purposes.
     We believe we currently are a USRPHC. In general, gain on the sale or other disposition of stock of a USRPHC that is regularly traded on an established securities market will be subject to U.S. Federal income tax only in the case of a holder that owns more than 5% of that class of stock at any time during the five-year period ending on the date of disposition. If a non-regularly traded class of stock is convertible into a regularly traded class of stock, gain on the sale of that non-regularly traded stock will be subject to U.S. Federal income tax only if, on any date on which such stock was acquired by the holder, the non-regularly traded stock acquired by such holder (including all previously acquired stock of the same class) had a fair market value greater than 5% of the regularly traded class of the corporation’s stock into which it is convertible as measured on such date.
     Although it is possible that, in the future, the Series B Preferred Stock will be listed on an established securities market, there can be no assurance that such stock will be listed or, if listed, that it will qualify as “regularly traded” under the relevant rules. If the Series B Preferred Stock is so listed and if it is considered to be “regularly traded,” gain recognized by a holder that owns more than 5% of the Series B Preferred Stock would be subject to U.S. Federal income tax. If the Series B Preferred Stock is not listed on an established securities market, or, if listed, does not qualify as “regularly traded,” gain recognized on a sale of Series B Preferred Stock would be subject to U.S. Federal income tax only in the case of a holder that owned, as of the date of any acquisition of such Series B Preferred Stock, an amount of Series B Preferred Stock having a fair market value greater than 5% of the class of common stock into which it is convertible as measured on such date so long as our Common Stock is considered to be “regularly traded.”
     Non-U.S. holders that may be treated as beneficially owning more than 5% of our Series B Preferred Stock or Common Stock should consult their own tax advisors with respect to the United States tax consequences of the ownership and disposition of Series B Preferred Stock or Common Stock.
     Conversion of Series B Preferred Stock Solely in Exchange for Common Stock. You generally will not recognize any gain or loss by reason of receiving Common Stock in exchange for Series B Preferred Stock upon conversion of the Series B preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares, as described above under “— Sale or Other Disposition,” and the fair market value of any shares of Common Stock attributable to dividend arrearages will be treated as a constructive distribution, and will be subject to withholding, as described above under “— Distributions.”
     Conversion of Series B Preferred Stock Into Cash or Common Stock and Cash/Redemption. We or our withholding agent will withhold 30% of the amount of any cash proceeds you receive upon a purchase by us of Series B Preferred Shares upon a fundamental change or upon conversion of Series B Preferred Shares in exchange for cash or cash and Common Stock in order to satisfy certain withholding requirements, unless you prove in a manner satisfactory to us that either (a) you will not be treated as receiving a distribution in the exchange, in which case no withholding will be required, or you will only be treated as receiving a distribution (after application of the tests described above in connection with a redemption of shares under “— Consequences to U.S. Holders of Series B Preferred Stock or Common Stock — Redemption of Series B Preferred Stock”) upon the conversion in an amount less than the cash proceeds you receive, in which case we or our withholding agent will withhold 30% of such lesser amount, (b) based on a properly completed IRS Form W-8BEN that you provide, you are eligible for a reduced tax treaty rate with respect to dividend income, in which case we will withhold at the reduced treaty rate, on the entire amount of your cash proceeds or the smaller amount of the distribution you are deemed to receive upon conversion or (c) based on a properly completed IRS Form W-8ECI that you provide, no withholding is required because such cash proceeds are effectively connected with your conduct of a trade or business in the United States.

We urge you to consult your tax adviser regarding the application to you of these withholding rules and other tax consequences of the redemption or conversion of Series B Preferred Stock for cash or Common Stock and cash. We or our withholding agent may elect to withhold some amount less than 30% of the amount of the cash described in this paragraph, or not to withhold at all, to the extent the cash described in this paragraph is not paid out of our current or accumulated earnings and profits (based upon a reasonable estimate made by us under application of U.S. Treasury regulations).
     Information Reporting and Backup Withholding. We must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.
     Backup withholding is generally imposed on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your Series B Preferred Stock or Common Stock unless you certify your non-U.S. status (and we do not have actual knowledge or reason to know that you are a United States person).
     The payment of proceeds of a sale of our Series B Preferred Stock or Common Stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify under penalties of perjury as to your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of our Series B Preferred Stock or Common Stock by or through a foreign office of a broker. If, however, such broker is, for U.S. Federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.
     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished in a timely manner to the IRS.

SELLING SECURITYHOLDERS
     The Series B Preferred Stock and any shares of our Common Stock issued upon conversion of the Series B Preferred Stock, are being offered by the selling securityholders listed in the table below. We issued and sold 2,250,000 shares of Series B Preferred Stock in a private placement to the initial purchasers, Bear, Stearns, & Co. Inc. and BNP Paribas Securities Corp. The selling securityholders purchased their Series B Preferred Stock from the initial purchasers or from subsequent holders in transactions exempt from registration under the Securities Act. Selling securityholders selling Common Stock issued upon conversion of the Series B Preferred Stock, acquired such stock from the Company through conversion of their previously acquired Series B Preferred Stock, or from prior holders of the Common Stock in transactions exempt from registration under the Securities Act.
     This prospectus covers sales by the named selling securityholders of Series B Preferred Stock and shares of Common Stock issued upon conversion of the Series B Preferred Stock. This prospectus will not cover subsequent sales of Common Stock received upon conversion of Series B Preferred Stock purchased from a selling securityholder named in this prospectus.
     No offer or sale under this prospectus may be made by a securityholder unless that holder is listed in the table below, in a supplement to this prospectus or in a Current Report on Form 8-K incorporated by reference in the registration statement of which this prospectus is a part. We will supplement this prospectus to include additional selling security holders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement dated as of December 21, 2005 between Goodrich Petroleum Corporation and the initial purchasers.
     The following table sets forth the name of each selling securityholder, the nature of any position, office or other material relationship which the selling securityholder has had within the past three years with us or with any of our predecessors or affiliates, the amount of Series B Preferred Stock and shares of our Common Stock beneficially owned by such securityholder prior to the offering, the amount being offered for the securityholder’s account and the amount to be owned by such security holder after completion of the offering.
     We prepared the table based solely on information supplied to us by the selling securityholders. We have not sought to verify such information. Additionally, some or all of the selling securityholders may have sold or transferred some or all of their Series B Preferred Stock, in transactions exempt from the registration requirements of the Securities Act, or some or all of their shares of our Common Stock, in exempt or non-exempt transactions, since the date on which the information in the table was provided to us. Other information about the selling securityholders may also change over time.

			Number of
	Number of		Shares of			Number of
	Shares of		Series B	Number of		Shares of
	Series B	Number of	Preferred	Shares of		Common
	Preferred	Shares of	Stock to be	Common	Number of	Stock to be
	Stock	Series B	Owned	Stock	Share of	Owner
	Beneficially	Preferred	After	Beneficially	Common	After
	Owned	Stock Being	Completion	Owned	Stock Being	Completion
	Prior to the	Offered	of the	Prior to the	Offered	of the
	Offering	Hereby	Offering	Offering*	Hereby*	Offering
AHFP Context (1)	1,575	1,575	—	2,511	2,511	—
Akanthos Arbitrage Master Fund, L.P. (2)	75,000	75,000	—	223,575	119,595	103,980
Altma Fund Sicav PLC in Respect of the Grafton Sub Fund (1)	18,512	18,512	—	29,519	29,519	—
Amaranth LLC (3)	100,000	100,000	—	159,460	159,460	—
Argent Classic Convertible Arbitrage Fund L.P. (4)	3,685	3,685	—	5,876	5,876	—
Argent Classic Convertible Arbitrage Fund II, L.P. (4)	1,210	1,210	—	1,929	1,929	—
Argent Classic Convertible Arbitrage Fund Ltd. (4)	35,970	35,970	—	57,357	57,357	—
Argent LowLev Convertible Arbitrage Fund LLC (4)	1,210	1,210	—	1,929	1,929	—

			Number of
	Number of		Shares of			Number of
	Shares of		Series B	Number of		Shares of
	Series B	Number of	Preferred	Shares of		Common
	Preferred	Shares of	Stock to be	Common	Number of	Stock to be
	Stock	Series B	Owned	Stock	Share of	Owner
	Beneficially	Preferred	After	Beneficially	Common	After
	Owned	Stock Being	Completion	Owned	Stock Being	Completion
	Prior to the	Offered	of the	Prior to the	Offered	of the
	Offering	Hereby	Offering	Offering*	Hereby*	Offering
Argent LowLev Convertible Arbitrage Fund II, LLC(4)	380	380	—	605	605	—
Argent LowLev Convertible Arbitrage Fund Ltd.(4)	13,480	13,480	—	21,495	21,495	—
Argentum Multistrategy Fund Ltd — Classic(4)	1,420	1,420	—	2,264	2,264	—
Barclay’s Global Distribution Bonds(5)	18,000	18,000	—	28,702	28,702	—
Bear, Stearns & Co. Inc.(6)	116,991	116,991	—	186,553	186,553	—
BP Amoco PLC Master Trust(7)	10,397	10,397	—	16,579	16,579	—
Castle Convertible Fund, Inc.(8)	20,000	20,000	—	31,892	31,892	—
Class C Trading Company, Ltd.(4)	4,715	4,715	—	7,518	7,518	—
Chrysler Corporation Master Retirement Trust(9)	40,100	40,100	—	63,943	63,943	—
Columbia Convertible Securities Fund(10)	39,760	39,760	—	63,401	63,401	—
Context Advantage Fund, L.P.(1)	6,282	6,282	—	10,017	10,017	—
Context Offshore Advantage Fund, Ltd(1)	33,112	33,112	—	52,800	52,800	—
Convertible Securities Fund(10)	240	240	—	382	382	—
Credit Suisse Securities (Europe Limited)(11)	100,000	100,000	—	159,460	159,460	—
Delaware Public Employees Retirement System(9)	23,700	23,700	—	37,792	37,792	—
Delta Air Lines Master Trust – CV(9)	12,900	12,900	—	20,570	20,570	—
Delta Pilots Disability & Survivorship Trust – CV(9)	7,000	7,000	—	11,162	11,162	—
Deutsche Bank AC London(12)	150,000	150,000	—	239,190	239,190	—
Deutsche Bank Securities, Inc.(13)	14,589	14,589	—	23,263	23,263	—
Equitec Group, LLC(14)	25,000	25,000	—	39,865	39,865	—
Fidelity Financial Trust: Fidelity Convertible Securities Fund(15)	93,500	93,500	—	149,095	149,095	—
Finch Tactical Plus Class B(1)	2,336	2,336	—	3,724	3,724	—
F.M. Kirby Foundation, Inc.(9)	10,700	10,700	—	17,062	17,062	—
HFR CA Global Select Master Trust Account(4)	2,080	2,080	—	3,316	3,316	—
Highbridge International LLC(16)	246,500	246,500	—	393,068	393,068	—
Hotel Union & Hotel Industry of Hawaii Pension Plan(7)	1,563	1,563	—	2,492	2,492	—
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Alcor Series(1)	2,183	2,183	—	3,481	3,481	—
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust(9)	5,600	5,600	—	8,929	8,929	—

			Number of
	Number of		Shares of			Number of
	Shares of		Series B	Number of		Shares of
	Series B	Number of	Preferred	Shares of		Common
	Preferred	Shares of	Stock to be	Common	Number of	Stock to be
	Stock	Series B	Owned	Stock	Share of	Owner
	Beneficially	Preferred	After	Beneficially	Common	After
	Owned	Stock Being	Completion	Owned	Stock Being	Completion
	Prior to the	Offered	of the	Prior to the	Offered	of the
	Offering	Hereby	Offering	Offering*	Hereby*	Offering
International Truck & Engine Corporation Retiree Health Benefit Trust(9)	3,400	3,400	—	5,421	5,421	—
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(9)	3,100	3,100	—	4,943	4,943	—
JMG Capital Partners, LP(17)	250,000	250,000	—	398,650	398,650	—
KdC Convertible Arbitrage Fund L.P.(18)	100,000	100,000	—	159,460	159,460	—
Lyxor/Context Fund Ltd.(1)(19)	7,150	7,150	—	11,401	11,401	—
Lyxor Master Fund (4)	3,860	3,860	—	6,155	6,155	—
Microsoft Capital Group, L.P.(9)	6,600	6,600	—	10,524	10,524	—
Mill River Master Fund, L.P.(20)	20,000	20,000	—	31,892	31,892	—
OCM Convertible Trust(9)	25,100	25,100	—	40,024	40,024	—
OCM Global Convertible Securities Fund(9)	6,700	6,700	—	10,683	10,683	—
Partner Reinsurance Company of the U.S.(9)	13,900	13,900	—	22,164	22,164	—
Partners Group Alternative Strategies PCC LTD(4)	3,200	3,200	—	5,102	5,102	—
Qwest Occupational Health Trust(9)	5,700	5,700	—	9,089	9,089	—
Qwest Pension Trust(9)	13,700	13,700	—	21,846	21,846	—
Silver Convertible Arbitrage Fund, LDC(4)	240	240	—	382	382	—
Sunrise Partners Limited Partnership(21)	20,000	20,000	—	31,892	31,892	—
The City of Southfield Fire & Police Retirement System(7)	386	386	—	615	615	—
The Estate of James Campbell CH(7)	1,410	1,410	—	2,248	2,248	—
The Estate of James Campbell EST 2(7)	6,799	6,799	—	10,841	10,841	—
The St. Paul Travelers Companies, Inc. – Commercial Lines(9)	20,300	20,300	—	32,370	32,370	—
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited(22)	61,982	61,982	—	98,836	98,836	—
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage II Master Limited(22)	13,018	13,018	—	20,758	20,758	—
United Technologies Corporation Master Retirement Trust(7)	3,921	3,921	—	6,252	6,252	—
UnumProvident Corporation(9)	7,200	7,200	—	11,481	11,481	—
Vanguard Convertible Securities Fund, Inc.(9)	104,600	104,600	—	166,795	166,795	—
Viacom Inc. Pension Plan Master Trust(7)	524	524	—	835	835	—
Virginia Retirement System(9)	49,700	49,700	—	79,251	79,251	—
Wachovia Bank National Association(23)	246,500	246,500	—	400,912	393,068	7,844
Worldwide Transactions Limited(1)	3,850	3,850	—	6,139	6,139	—
Xavex Convertible Arbitrage 2 Fund(4)	500	500	—	797	797	—
Xavex Convertible Arbitrage 10 Fund(4)	3,050	3,050	—	4,863	4,863	—

Total	2,246,080	2,246,080	—	3,693,397	3,581,573	111,824

*	Includes Common Stock issuable upon conversion of the Series B Preferred Stock at a conversion rate of 1.5946 shares of Common Stock per share of Series B Preferred Stock.

(1)	Representatives of the securityholder have advised us that voting and dispositive powers with respect to the Series B Preferred Stock and our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder are held by Michael S. Rosen, Chief Executive Officer and Co-Chairman and William D. Fertig, CIO and Co-Chairman, respectively, of Context Capital Management, LLC, the investment advisor of the securityholder.

(2)	This securityholder has advised us that voting and dispositive power with respect to the Series B Preferred Stock and our Common Stock issuable upon conversion of the Series B Preferred Stock is held by Michael Kao, Chief Executive Officer of Akanthos Capital Management, LLC, the general partner of Akanthos Arbitrage Master Fund, L.P. This securityholder owns 103,980 shares of our Common Stock in addition to the Common Stock issuable upon conversion of the Series B Preferred Stock.

(3)	Amaranth Advisors L.L.C., the trading advisor for the securityholder, exercises voting and dispositive power with respect to the Series B Preferred Stock and the Common Stock issuable upon conversion of the Series B Preferred Stock. Amaranth Advisors L.L.C. has designated authorized signatories who will sign on behalf of the securityholder. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C. and the natural person with voting and dispositive power with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder.

(4)	This securityholder has advised us that voting and dispositive powers with respect to the Series B Preferred Stock and our Common Stock issuable upon conversion of the Series B Preferred Stock are held by Robert Richardson and Nathaniel Brown.

(5)	Representatives of the securityholder have advised us that voting and dispositive power with respect to the Series B Preferred Stock and our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder is held by David Clott.

(6)	This securityholder has advised us that it is a U.S. registered broker-dealer. As such, the securityholder is, under the interpretation of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933, as amended. Please see “Plan of Distribution” for required disclosure regarding this securityholder. Voting and dispositive power with respect to the Series B Preferred Stock and our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder is held by Michael Loyd, Senior Managing Director of the securityholder.

(7)	Representatives of this securityholder have advised us that voting and dispositive powers with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder are held by John Gottfurcht, George Douglas and Amy Jo Gottfurcht, principals of SSI Investment Management Inc., the investment advisor of this securityholder.

(8)	Castle Convertible Fund, Inc. advised us that it is an affiliate of a U.S. registered broker-dealer; however, Castle Convertible Fund, Inc. has advised us that it acquired the Series B Preferred Stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Series B Preferred Stock and the Common Stock issuable upon conversion of the Series B Preferred Stock. Voting and dispositive power with respect to the Series B Preferred Stock and the Common Stock issuable upon conversion of the Series B Preferred Stock is held by John A. Curry, Vice President and Portfolio Manager.

(9)	Representatives of this securityholder have advised us that this securityholder is an affiliate of a U.S. registered broker-dealer; however, this securityholder acquired the Series B Preferred Stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder. Oaktree Capital Management LLC is the portfolio manager of the securityholder. Lawrence Keele, Principal of Oaktree Capital Management LLC, holds the voting and dispositive power with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder.

(10)	This securityholder has advised us that voting and dispositive power with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder is held by Yanfang (Emma) Yan, Portfolio Manager of the securityholder.

(11)	This securityholder has advised us that it is a U.S. registered broker-dealer. As such, the securityholder is, under the interpretation of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933, as amended. Please see “Plan of Distribution” for required disclosure regarding this securityholder. Voting and dispositive power with respect to the Series B Preferred Stock and our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder is held by Gerry Murtash.

(12)	This securityholder has advised us that it is an affiliate of a U.S. registered broker-dealer; however, the securityholder acquired the Series B Preferred Stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock. Voting and dispositive power with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock is held by Patrick Corrigan, Director of the securityholder.

(13)	This securityholder has advised us that it is a U.S. registered broker-dealer. As such, the securityholder is, under the interpretation of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933, as amended. Please see “Plan of Distribution” for required disclosure regarding this selling securityholder. This securityholder is a publicly traded corporation.

(14)	This securityholder has advised us that voting and dispositive powers with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock are held by John LaRocque and Daniel Asher, beneficial owners of the securityholder.

(15)	This securityholder has advised us it is an affiliate of a U.S. registered broker-dealer; however, it has advised us that it acquired the Series B Preferred Stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Series B Preferred Stock or the Common Stock issuable upon conversion of the Series B Preferred Stock. This securityholder is a registered investment fund advised by Fidelity Management & Research Company (“FMR Co.”). Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the securityholder each has sole power to dispose of the Series B Preferred Stock or the Common Stock issuable upon conversion of the Series B Preferred Stock owned by the securityholder. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the Series B Preferred Stock or the Common Stock issuable upon conversion of the Series B Preferred Stock owned by the securityholder, which power resides with the securityholder’s Board of Trustees.

(16)	This securityholder has advised us that Highbridge Capital Management, LLC is the trading manager of this securityholder and consequently has voting control and investment discretion over the Series B Preferred Stock and our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder. Glenn Dubin and Henry Swieca control Capital Management, LLC and are the natural persons with voting and dispositive power with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder. Each of Capital Management, LLC, Mr. Dubin and Mr. Swieca disclaims beneficial ownership of securities held by this securityholder

(17)	This securityholder has advised us that voting and dispositive power with respect to the Series B Preferred Stock or our Common Stock held by this securityholder is held by Jonathan M. Glaser.

(18)	This securityholder has advised us that it is an affiliate of a U.S. registered broker-dealer; however, it acquired the Series B Preferred Stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock. Voting and dispositive power with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder is held by Kellner DiLeo & Company, LLC, the general partner of the securityholder. The natural person with voting and dispositive power with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder is Glen Friedman.

(19)	Representatives of this securityholder have advised us that it is an affiliate of a U.S. registered broker-dealer; however, it acquired the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock.

(20)	Representatives of the securityholder have advised us that Mill River Master Fund, L.P. is an affiliate of a U.S. registered broker-dealer; however, it acquired the Series B Preferred Stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock. Voting and dispositive powers with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder are held by Clifford M. Noreen and Patrick J. Joyce, Portfolio Managers of Babson Capital Management LLC, the sole member of the general partner of the securityholder.

(21)	Representatives of the securityholder have advised us it is an affiliate of a U.S. registered broker-dealer; however, we have been advised that the securityholder acquired the Series B Preferred Stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Series B Preferred Stock or the Common Stock issuable upon conversion of the Series B Preferred Stock. Voting and dispositive powers with respect to the Series B Preferred Stock or the Common Stock issuable upon conversion of the Series B Preferred Stock are held by S. Donald Sussman, the control person of the securityholder’s general partner, and Lauren Rose, its investment manager.

(22)	UBS O’Connor LLC, the investment manager of the securityholder, has investment control and makes voting decisions with respect to the Series B Preferred Stock and Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder. UBS O’Connor LLC is wholly-owned by UBS AG, which is a publicly traded company.

(23)	This security holder has advised us that it is an affiliate of a U.S. registered broker-dealer; however, it acquired the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock. The natural persons with voting and dispositive power with respect to the Series B Preferred Stock or our Common Stock issuable upon conversion of the Series B Preferred Stock held by this securityholder are Scott Chishom and Jack Gorecki.

PLAN OF DISTRIBUTION
     The Series B Preferred Stock and the Common Stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the Series B Preferred Stock and the Common Stock covered by this prospectus.
     We will not receive any of the proceeds from the sale of Series B Preferred Stock or the underlying Common Stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the Series B Preferred Stock and underlying Common Stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the Series B Preferred Stock or the underlying Common Stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the Series B Preferred Stock and the underlying Common Stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the Series B Preferred Stock or Common Stock offered by them hereby will be the purchase price of such Series B Preferred Stock or Common Stock less discounts and commissions, if any.
     The Series B Preferred Stock and underlying Common Stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.
     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
     In connection with sales of the Series B Preferred Stock or our underlying Common Stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the Series B Preferred Stock or our Common Stock in the course of hedging the positions they assume. The selling securityholder may also sell Series B Preferred Stock or our underlying Common Stock short and deliver Series B Preferred Stock or our Common Stock to close out short positions, or loan or pledge Series B Preferred Stock or our Common Stock to broker-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the Series B Preferred Stock or our Common Stock issued upon conversion of the Series B Preferred Stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Series B Preferred Stock or our underlying Common Stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate Series B Preferred Stock or shares of our Common Stock issuable upon conversion of the Series B Preferred Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our Common Stock and may deliver this prospectus in connection with such short sales and use the shares of our Common Stock covered by the prospectus to cover such short sales. In addition, any Series B Preferred Stock or shares of our Common Stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.
     At the time a particular offering of Series B Preferred Stock or shares of our Common Stock issuable upon conversion of the Series B Preferred Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Series B Preferred Stock or number of shares of our Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.
     Our outstanding Common Stock is listed for trading on the New York Stock Exchange.
     The Series B Preferred Stock was issued and sold on December 21, 2005 and January 23, 2006 to the initial purchasers and resold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). We have agreed to indemnify the initial purchasers and each selling securityholder, and each selling securityholder had agreed to indemnify us, the initial purchasers and each other selling shareholder against certain liabilities arising under the Securities Act.
     Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the Series B Preferred Stock or our Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act. To the extent any of the selling securityholders are (i) broker-dealers or (ii) affiliates of broker-dealers who did not obtain the offered securities being registered for resale in the ordinary course of business without, at the time of purchase, any agreements or understandings, directly or indirectly, with any party to distribute the Series B Preferred Stock and our Common Stock, such selling securityholders are, under the interpretations of the SEC, “underwriters” within the meaning of the Securities Act. Each of Bear, Stearns & Co., Inc., Deutsche Bank Securities, Inc. and Credit Suisse Securities (Europe Limited) has represented to us that it is a broker-dealer. Any profits on the sale of the Series B Preferred Stock and our Common Stock by the selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. If the selling securityholders were underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act and the Exchange Act. If the Series B Preferred Stock and our Common Stock are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.
     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the Series B Preferred Stock and our underlying Common Stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the Series B Preferred Stock and our Common Stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Series B Preferred Stock and our Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Series B Preferred Stock and our Common Stock.
     We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the sale pursuant to such registration statement of all the Series B Preferred Stock and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock thereunder, (b) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions, and (c) the date all Series B Preferred Stock and Common Stock issuable upon conversion of the Series B Preferred Stock cease to be outstanding.

LEGAL MATTERS
     Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon the validity of issuance of the Series B Preferred Stock and our underlying Common Stock.
EXPERTS
     The consolidated financial statements of Goodrich Petroleum Corporation as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference in this registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. Their report refers to a change in the method of accounting for abandonment obligations in accordance with Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” as of January 1, 2003.
     Estimates of the oil and gas reserves of Goodrich Petroleum Corporation and related future net cash flows and the present values thereof, included in Goodrich’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2005, were based upon reserve reports prepared by Netherland, Sewell and Associates, Inc. as of December 31, 2005 and December 31, 2004. We have incorporated these estimates in reliance on the authority of such firm as an expert in such matters.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information no the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.goodrichpetroleum.com. Information contained on our website is not part of this prospectus.
     In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.
     The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:
•	our annual report on Form 10-K for the fiscal year ended December 31, 2005;

•	our annual report on Form 10-K/A for the fiscal year ended December 31, 2005;

•	our quarterly report on Form 10-Q for the three-months ended March 31, 2006; and

•	our current reports on Form 8-K filed on January 17, 2006, January 25, 2006, February 21, 2006, April 20, 2006 and May 10, 2006 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies of supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to:
Goodrich Petroleum Corporation
Attention: Chief Financial Officer
808 Travis Street, Suite 1320
Houston, Texas 77002
(713) 780-9494
FORWARD-LOOKING STATEMENTS
     This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and gas reserve estimates, planned capital expenditures, the drilling of oil and gas wells and future acquisitions, expectations of closing and the impact of the pending committed acquisitions as described in this prospectus, expected oil and gas production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.
     Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” and include:
•	the volatility of oil and gas prices;

•	our level of indebtedness;

•	the strength and financial resources of our competitors;

•	the availability of capital on an economic basis to fund reserve replacement costs;

•	uncertainties inherent in estimating quantities of oil and gas reserves, projecting future rates of production and the timing of development expenditures;

•	our ability to replace reserves and sustain production;

•	uncertainties in evaluating oil and gas reserves of acquired properties and associated potential liabilities;

•	the effect of oil and gas prices on our borrowing ability;

•	unsuccessful exploration and development drilling;

•	declines in the value of our oil and gas properties resulting from ceiling test write-downs;

•	lower prices realized on oil and gas sales and collateral required to secure hedging liabilities resulting from our commodity price risk management activities;

•	adverse effects of governmental and environmental regulation;

•	losses possible from pending or future litigation; and

•	drilling and operating risks.
     We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth all expenses payable by Goodrich Petroleum Corporation in connection with the issuance and distribution of the securities. All the amounts shown are estimates, except the registration fee.

Securities and Exchange Commission registration fee	$12,038
Fees and expenses of accountants	20,000
Fees and expenses of legal counsel	25,000
Printing and engraving expenses	10,000
Miscellaneous	962

Total	$68,000

Item 15. Indemnification of Directors and Officers.
     Section 145 of the Delaware General Corporation Law, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.
     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. Goodrich expects to maintain policies insuring its and its subsidiaries’ officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.
     Article Eighth of the Certificate of Incorporation of Goodrich eliminates the personal liability of each director of Goodrich to Goodrich and its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision does not eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Title 8, Section 174 of the Delaware General Corporation Law, as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (iv) for any transactions from which such director derived an improper personal benefit.
     The Bylaws of Goodrich provide that Goodrich will indemnify and hold harmless, to the fullest extent permitted by the Delaware General Corporation Law in effect as of the date of the adoption of the Bylaws and to such greater extent as applicable law may thereafter permit, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee, agent or fiduciary of Goodrich or any other corporation, partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise which the person is or was serving at the request of Goodrich (“corporate status”) against any and all losses, liabilities, costs, claims, damages and expenses actually and reasonably incurred by him or on his behalf by reason of his corporate status.
     The Bylaws further provide that Goodrich will pay the expenses reasonably incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses will be made only upon receipt of (i) a written undertaking executed by or on behalf of the person to be indemnified to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified by Goodrich and (ii) satisfactory evidence as to the amount of such expenses.
Item 16. Exhibits.
     The following documents are filed as exhibits to this registration statement:

3.1	—	Certificate of Designation of 5.375% Series B Cumulative Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on December 22, 2005)

3.2	—	Certificate of Retirement of Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on April 20, 2006)

4.1	—	Amended and Restated Certificate of Incorporation of Goodrich Petroleum Corporation dated March 12, 1998 (Incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1/A (Registration No. 333-47078) filed November 22, 2000)

4.2	—	Bylaws of Goodrich Petroleum Corporation, as amended and restated (Incorporated by reference to Exhibit 3.3 of the Registration Statement on Form S-1/A (Registration No. 333-47078) filed November 22, 2000)

4.3	—	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form S-8 (Registration No. 333-01077) filed on February 20, 1996)

5.1	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered (previously filed)

10.1	—	Registration Rights Agreement dated December 21, 2005 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 22, 2005)

12.1	—	Ratio of Earnings to Fixed Charges and Preference Securities Dividends (previously filed)

23.1*	—	Consent of KPMG LLP

23.2*	—	Consent of Netherland, Sewell & Associates, Inc.

23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

24.1	—	Powers of Attorney (previously filed)

*	Filed herewith.
Item 17. Undertakings
(a)	The registrant hereby undertakes:
     (1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i)      To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii)      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii)      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrants pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
           (2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of such registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
           (6)      That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:
          The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
           (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
           (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
           (iii) The portion of any other free writing prospectus relating the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
           (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 28, 2006.

GOODRICH PETROLEUM CORPORATION

By:	/s/ DAVID R. LOONEY David R. Looney
Executive Vice President and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 28, 2006.

Signature	Title

/s/ WALTER G. GOODRICH	Vice Chairman, Chief Executive Officer and Director (Principal Executive Officer)
Walter G. Goodrich

/s/ DAVID R. LOONEY	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
David R. Looney

*	Vice President (Principal Accounting Officer)
Kirkland H. Parnell

*	Chairman of the Board of Directors
Patrick E. Malloy, III

*	Director

Josiah T. Austin

*	Director
John T. Callaghan

* Geraldine A. Ferraro	Director

*	Director
Henry Goodrich

Signature	Title

*	Director
Michael J. Perdue

*	Director
Arthur A. Seeligson

*	Director
Gene Washington

*	Director
Steven A. Webster

* By: /s/ DAVID R. LOONEY
David R. Looney, as attorney-in-fact

INDEX TO EXHIBITS

3.1	—	Certificate of Designation of 5.375% Series B Cumulative Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on December 22, 2005)

3.2	—	Certificate of Retirement of Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on April 20, 2006)

4.1	—	Amended and Restated Certificate of Incorporation of Goodrich Petroleum Corporation dated March 12, 1998 (Incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1/A (Registration No. 333-47078) filed November 22, 2000)

4.2	—	Bylaws of Goodrich Petroleum Corporation, as amended and restated (Incorporated by reference to Exhibit 3.3 of the Registration Statement on Form S-1/A (Registration No. 333-47078) filed November 22, 2000)

4.3	—	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form S-8 (Registration No. 333-01077) filed on February 20, 1996)

5.1	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered (previously filed)

10.1	—	Registration Rights Agreement dated December 21, 2005 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 22, 2005)

12.1	—	Ratio of Earnings to Fixed Charges and Preference Securities Dividends (previously filed)

23.1*	—	Consent of KPMG LLP

23.2*	—	Consent of Netherland, Sewell & Associates, Inc.

23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

24.1	—	Powers of Attorney (previously filed)

*	Filed herewith.